DENTSPLY
INTERNATIONAL



2001 Annual Report

# Another Exceptional Year
# An Even Brighter Future

FILED S.E.C.
APR 2 2 2002
070

P.E 12.31-2001
0-16211

PROCESSED
APR 2 5 2002
THOMSON FINANCIAL

# Profile

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers, dental injectible anesthetics and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry.

DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market.

Automated packaging of gold crown and bridge alloy takes place in our new facility in Hanau-Wolfgang, Germany, the largest plant of its kind in the world.



## Contents


Financial Highlights 1
Management's Message 2
Financial Information 9
Worldwide Directory 46
Directors and Officers 48

## Financial Highlights

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | Change |
| | *(dollars in thousands, except per share amounts)* | | |
| **Operating Results:** | | | |
| Net sales | **$1,129,094** | $889,796 | 26.9% |
| Net sales without precious metals content | **1,078,831** | 889,796 | 21.2% |
| Operating income | **178,363** | 163,916 | 8.8% |
| Net income | **121,496**(1) | 101,016 | 20.3% |
| Earnings per common share: | | | |
| Basic | **$ 1.56**(1) | $ 1.30 | 20.0% |
| Diluted | **1.54**(1) | 1.29 | 19.4% |
| **Cash dividends declared per common share** | **$ 0.18333** | $0.17083 | 7.3% |
| **Financial Position:** | | | |
| Working capital | **$ 125,726** | $157,316 | -20.1% |
| Total debt | **731,158** | 110,294 | 562.9% |
| Stockholders' equity | **609,519** | 520,370 | 17.1% |
| **Financial Ratios:** | | | |
| Net income to net sales | **10.8%** | 11.4% | |
| Return on average stockholders' equity | **19.5%**(2) | 20.4% | |
| Current ratio | **1.4** | 1.9 | |
| Long-term debt to total capitalization | **54.3%** | 17.4% | |

All per share amounts reflect the 3-for-2 common stock split effective January 31, 2002.

(1) Includes non-recurring income, after tax, of $11.6 million or $0.15 per common share.
(2) Excludes non-recurring income, after tax, of $11.6 million.

**Net Sales** (in millions)




5 year compounded annualized growth rate = 11%.

**Earnings**




The 5 year compounded annualized growth rates for net income and earnings per diluted common share are 10% and 11%, respectively. 1998 and 2001 are shown before non-recurring income (costs). Per share data has been adjusted for the three-for-two stock split effective January 2002.

**Cash From Operations** (in millions)




1998, 1999 and 2001 exclude non-recurring cash inflows (outflows).

This is the DENTSPLY Degussa complex located in Hanau-Wolfgang, Germany.



By all accounts, 2001 was a milestone year for DENTSPLY International. It was yet another year of extraordinary accomplishment during which we completed the largest acquisition in our history while again turning in a stunning performance in all areas of the business, including sales, profits, cash flow and asset management.

Net sales for the year 2001 increased a whopping 26.9% to $1,129.1 million from $889.8 million in 2000. The 26.9% growth in sales breaks out into three components: internal or core business sales growth accounted for 6.2% for the year; acquisitions net of divestitures resulted in a sales increase of 22.4% while the foreign currency translation impact was negative 1.7% due to the continued strengthening of the U.S. dollar versus other world currencies.

**By all accounts, 2001 was a milestone year for DENTSPLY International.**

Net income for 2001 set another record of $121.5 million, or $1.54 diluted earnings per common share, an increase of 19.4% from $1.29 in 2000. Excluding non-recurring income, diluted earnings per common share were $1.39, an increase of 7.8% over 2000. Operating cash flow was $211 million, another terrific achievement and an extraordinary 45% increase over the prior year or an increase of 25% excluding non-recurring items. Inventory days, including our acquisitions, were slashed to 94 from 114 days in 2001, a decrease of 18%.

In October 2001 DENTSPLY acquired the worldwide Degussa Dental business from Degussa AG in a cash transaction valued at approximately $530 million. This acquisition is expected to add approximately $400 million to DENTSPLY's annual sales. The transaction combined DENTSPLY International, the world's largest manufacturer of professional dental products, with Degussa Dental, the second-largest dental company worldwide and the market leader in Germany and the whole of Europe, and the only significant non-domestic dental company in the Japanese market. This combination created a global powerhouse in the professional dental products industry and a company more than three times the size of our nearest competitor.

Degussa Dental, like DENTSPLY, has over 100 years experience in dentistry. Its business dates back to the beginning of the Twentieth Century when the German chemicals and precious metals conglomerate Degussa AG started producing precious metal dental alloys. The global expansion of Degussa Dental began in the early 1970s and acquisitions in the 1990s broadened its base throughout Europe, the United States and Japan.

This acquisition offers




ACCUJET Sterile Disposable Dental Needles are now available from the new DENTSPLY Pharmaceutical Division.

The CERCON System permits ceramming of zirconia for biocompatible, highly esthetic and metal free multiple unit restorations.



DENTSPLY substantial growth and synergy opportunities. It increases our scale worldwide, including the three largest dental markets of the United States, Europe and Japan. It broadens our Company's already extensive consumable and laboratory dental products line to include key precious metal dental alloys and CAD/CAM ceramics. The acquisition also provides DENTSPLY with an exceptional opportunity to increase penetration in the important Japanese market. We now have critical mass in that nation and will follow up with a very aggressive push for DENTSPLY branded products in what is the second largest dental market in the world. A solid integration plan has been developed and we expect to maximize the myriad of opportunities this acquisition brings to all of our stakeholders, including customers, employees and investors.

In early 2002, the Company acquired the partial denture business of Austenal Inc. The acquisition of this business is expected to add approximately $20 million to DENTSPLY's annual sales and be slightly accretive to earnings per share in 2002. Headquartered in Chicago, IL, Austenal manufactures dental laboratory products and is the world leader in the manufacture and sale of systems used by dental laboratories to fabricate partial dentures. The Company's VITALLIUM product is recognized worldwide as a leading partial denture casting alloy. The Austenal partial denture business fills a gap in our dental laboratory product offerings as the Company has not historically had a significant share of the partial denture alloy




Precise and efficient computer aided machining capability is offered with the CERCON System.

market. This acquisition allows DENTSPLY to meet all the needs of dental laboratories with a "one stop" shopping approach and we look forward to bringing our strengths to bear in expanding sales to dental laboratories on a global basis.

We completed a revised agreement with AstraZeneca in December under which DENTSPLY retains the full rights to ORAQIX, a revolutionary new anesthetic product for scaling and root planing associated with periodontal treatment. ORAQIX is in a gel format and provides pain relief without the discomfort of a needle for application. The completed clinical trials show this product provides significant pain relief during scaling and root planing procedures. Drug applications for ORAQIX were submitted in both the U.S. and Europe in February of this year and we look forward to introducing it to these markets upon respective government approvals, which we expect to occur in late 2003.

**...we look forward to bringing our strengths to bear in expanding sales to dental laboratories...**

The DENTSPLY Pharmaceutical Division was established in York, PA, in March 2001, following the acquisition of the dental injectible anesthetic business from AstraZeneca. This new entity gives our Company its first platform from which to market dental pharmaceutical products on a global basis as well as other therapeutic or diagnostic offerings developed internally or acquired for use in dentistry. Within a short 10 month period, the licenses and marketing authorizations required for the sale of our dental injectible anesthetics in most of the major world markets have been successfully transferred to DENTSPLY. Plans have been finalized and are being implemented to ultimately move anesthetic production from AstraZeneca to contract fillers selected by the Company or to a new DENTSPLY facility.



**The DENTSPLY-Sankin facility in Nasu, Japan is responsible for the manufacture of crown and bridge alloys, orthodontic bands and brackets, dental cements, alginates and vinyl polysiloxane impression materials.**

The centralized warehousing and distribution project begun in recent years is fundamentally complete. The DENTSPLY North America facility in Middletown, PA, is essentially responsible for the distribution of consumable products while the European Logistics Center in Nijmegen, Netherlands, distributes our complete European product line to all the nations of the European Union. Each center is fully operational, moving us closer toward our goal of improving service levels as we reduce our distribution costs.

We made continued progress with the worldwide implementation of the Company's Business Process Control Software (BPCS) with the conversion of DENTSPLY Brazil and DENTSPLY VDW, our



**Our NRG L.E.D. Curing Light is economical to operate and offers excellent curing performance.**

Remarkable interest has been shown in the courses of instruction offered at the DENTSPLY Degussa Education Center in Germany.

endodontic business headquartered in Munich, Germany. BPCS is a suite of Enterprise Resource Planning applications used to run nearly all aspects of our global business. The applications represent a broad range of functionality, including manufacturing, order entry, distribution, finance and sales reporting. Further conversions will occur this year in several newly acquired businesses so that most major DENTSPLY facilities will be using standard software applications that are powerful enough to address the operational issues encountered at our varied locales.



During 2001, our Global Information Technology (IT) Department was given responsibility for the Company's telecommunications functions. We have since developed worldwide policies covering our voice, data, mobile and long distance communications that will reduce our contractual obligations in excess of $1 million over a two-year period. A new standard telephone technology has also been adopted in the United States with special call management software designed to improve customer service.

Our clinical education activities continue unabated. More than 1,100 DENTSPLY-sponsored courses were conducted in the U.S. alone in 2001, attended by more than 42,000 dentists, dental hygienists and dental laboratory technicians. Our activities in this important area have also expanded on a global basis. The Corporate Clinical Education Advisory Board is now worldwide in nature and includes 18 opinion leaders from North America, Europe and Asia who provide the Company with valuable insights that assist in formulating our educational programming in these key markets. One result was seen in the international panel of thought leaders we assembled to lead the program for an inaugural DENTSPLY Symposium. Conducted in Florida last fall, hundreds of dentists were acquainted with our many fine product offerings during this highly informative and successful 3-day clinical education program.

Our clinical education efforts in Asian markets are just as impressive. Another outstanding Aesthetic and Restorative Forum was conducted last year in East Malaysia. This world class scientific event was attended by opinion leaders from most



Our patented ProTaper Nickel Titanium Rotary Instruments provide flexibility and efficiency when cleaning and shaping highly calcified and severely curved root canals.

Precious metal dental alloys and ceramics are manufactured at the DENTSPLY Elephant Dental facility in Hoorn, Netherlands.



Asian countries who received detailed updates on the latest in product developments and clinical techniques currently available from DENTSPLY. Our Third Annual Endodontics Meeting took place in Macau, China, and emphasized the use of the Company's nickel titanium rotary instrument files to the assembled specialists from all countries in the region. Additional DENTSPLY-sponsored courses and hands-on workshops were scheduled throughout the year for thousands of dental professionals from nearly all Asian nations.

What is undoubtedly the broadest and most comprehensive product line in all of dentistry was further strengthened in 2001 with DENTSPLY's successful introduction of more than 20 new products. The new NRG L.E.D. Curing Light uses efficient and cooler light emitting diode technology, making it more economical to operate while offering the clinician excellent curing performance comparable to that found with high heat halogen bulbs. Our one step diamond micro-polisher, PoGo, is designed to create incredible lustre on even the hardest advanced hybrid composite. While other polishing systems require multiple discs, a multi step process and several minutes, PoGo Diamond Micro-Polishers accomplish the task in one step in a fraction of the time.

## ...the broadest and most comprehensive product line in all of dentistry...

DENTSPLY also introduced a new dental implant system characterized by fast and simple placement with excellent handling characteristics and maximum stability in all qualities of bone. The XiVE Implant System was under development for three years and was presented to the international marketplace with great acclaim at one of the world's most important gatherings in implant dentistry, the meeting of the European Association of Osseointegration in Milan, Italy. It holds great promise and solidifies DENTSPLY's position as a leading innovator in the field of implant dentistry.

The search for a reliable, biocompatible and esthetic metal free restoration, capable of multiple unit bridges has been the focus of intense research and development activity in dental materials for the last decade. Many materials have sought to provide a solution to this need but have fallen consistently short. DENTSPLY's new CERCON System was developed by a unique university and industry collaboration between the University of Zurich and the Swiss Federal Institute of Technology. It blends the excellent strength, reliability and biocompatibility of ceramic zirconia with the accuracy, control and advance materials capability of an innovative computer aided machining (CAM) process. CERCON allows dentists and dental laboratory technicians to bring the wealth of their clinical and laboratory




Incredible lustre is created with our PoGo One Step Diamond Micro-Polishers.

Dental laboratory technicians are routinely informed of the many fine products available from our Company during classes taken at the DENTSPLY Degussa Education Center.



experience to bear in the design and creation of metal-free restorations best suited to their patients' needs.

In endodontics, the new ProTaper Nickel Titanium Rotary Instruments have been specially designed to instrument difficult, highly calcified and severely curved root canals. These patented progressive tapers, and advanced flute designs provide the flexibility and efficiency for clinicians to achieve consistent, successful cleaning and shaping when faced with these challenging cases.

Our ACCUJET Sterile Disposable Dental Needles are now available from the new DENTSPLY Pharmaceutical Division. They are manufactured with a unique red dot on the hub that indicates the needle's bevel position so that even when the needle is below the gum line, the red dot ensures accurate, consistent injections.

A new, paste like, low viscosity PepGen P-15 with superior handling for easier placement was brought to market with excellent results. PepGen P-15 is used for the treatment of osseous or "bony" defects resulting from moderate to severe periodontitis. Distribution of this product in Europe has been successfully undertaken by Friadent, our dental implant business. In Europe, PepGen P-15 has received the CE mark and has broad use indications as a bone



Exceptional handling characteristics and maximum stability in all qualities of bone are achieved with the XIVE Dental Implant System.

grafting material for the replacement or modification of alveolar bone, periodontal osseous defects, tooth extraction sites and other osseous defects in the oral and maxillofacial region, including sinus augmentation and ridge augmentation.

The GX-S USB sensor displays x-ray images in real time, making better use of dentists' chair time. With images diagnostically equivalent to film-based images, the GX-S offers unrivaled enhancement tools and provides remarkable viewing options while eliminating costs associated with film and chemicals.

**Without a doubt, 2001 was another terrific year for our Company.**

CERAMCO III, a complete porcelain-fused-to-metal system that offers exceptional handling, thermal stability and the highest levels of esthetics is now available. CERAMCO III features additional functional improvements for dental laboratories and esthetic improvements for dentists and their patients. The entire system, from the



Mr. John C. Miles II
Chairman and
Chief Executive Officer



Mr. Gary K. Kunkle, Jr.
President and
Chief Operating Officer

opaques, through the dentins, natural enamels and opal enamels impart the fluorescence of natural dentition in both single and multiple unit restorations.

Without a doubt, 2001 was another terrific year for our Company. We are pleased to publicly thank the 7,500 DENTSPLY employees around the globe for their loyalty and commitment which is largely responsible for our ongoing success. Their efforts, in conjunction with the strong support of our Board of Directors, will ensure that we remain the envy of the industry in offering the exceptional products and services our worldwide customers have come to expect from the name DENTSPLY.

John C. Miles II
*Chairman and Chief Executive Officer*

Gary K. Kunkle, Jr.
*President and Chief Operating Officer*

## Selected Financial Data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (dollars in thousands, except per share amounts) | | | | |
| **Statement of Income Data:** | | | | | |
| Net sales | $ 1,129,094 | $889,796 | $836,438 | $800,456 | $725,596 |
| Net sales without precious metals content | 1,078,831 | 889,796 | 836,438 | 800,456 | 725,596 |
| Gross profit | 569,671 | 463,594 | 431,811 | 416,304 | 368,726 |
| Restructuring and other costs (income) | 5,073 | (56) | — | 71,500 | — |
| Operating income | 178,363 | 163,916 | 149,617 | 69,852 | 132,456 |
| Income before income taxes | 185,127 | 151,796 | 138,019 | 55,101 | 122,006 |
| Net income | $ 121,496(1) | $101,016 | $ 89,863 | $ 34,825(2) | $ 74,554 |
| **Earnings per Common Share:** | | | | | |
| Net income-basic | $ 1.56(1) | $ 1.30 | $ 1.14 | $ 0.44(2) | $ 0.92 |
| Net income-diluted | 1.54(1) | 1.29 | 1.13 | 0.43(2) | 0.92 |
| Cash dividends declared per common share | $ 0.18333 | $0.17083 | $0.15417 | $0.14000 | $0.13000 |
| **Weighted Average Common Shares Outstanding:** | | | | | |
| Basic | 77,671 | 77,785 | 79,131 | 79,995 | 80,906 |
| Diluted | 78,975 | 78,560 | 79,367 | 80,396 | 81,344 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 125,726 | $157,316 | $138,448 | $128,076 | $107,678 |
| Total assets | 1,798,151 | 866,615 | 863,730 | 895,322 | 774,376 |
| Total debt | 731,158 | 110,294 | 165,467 | 233,761 | 129,510 |
| Stockholders' equity | 609,519 | 520,370 | 468,872 | 413,801 | 423,933 |
| Return on average stockholders' equity | 19.5%(3) | 20.4% | 20.4% | 19.2%(3) | 18.9% |
| Long-term debt to total capitalization | 54.3% | 17.4% | 23.7% | 34.4% | 19.9% |
| **Other Data:** | | | | | |
| Depreciation and amortization | $ 54,334 | $ 41,359 | $ 39,624 | $ 37,474 | $ 32,405 |
| Capital expenditures | 49,337(4) | 28,425 | 33,386 | 31,430 | 27,660 |
| Interest expense, net | 20,574 | 9,291 | 14,640 | 14,168 | 11,006 |
| Property, plant and equipment, net | 240,890 | 181,341 | 180,536 | 158,998 | 147,130 |
| Goodwill and other intangibles, net | 1,012,160 | 344,753 | 349,421 | 346,073 | 336,905 |
| Cash flows from operating activities | 211,068(5) | 145,622 | 125,877(5) | 96,323(5) | 96,647 |
| Inventory days | 94(6) | 114 | 122 | 132 | 128 |
| Receivable days | 47 | 52 | 52 | 55 | 53 |
| Income tax rate | 34.4% | 33.5% | 34.9% | 36.8% | 38.9% |

All share and per share amounts reflect the 3-for-2 common stock split effective January 31, 2002.

(1) Includes non-recurring income, after tax, of $11.6 million or $0.15 per common share.
(2) Includes non-recurring costs, after tax, of $45.4 million or $0.56 per common share.
(3) 2001 and 1998 exclude income statement effect of non-recurring income (costs), after tax, of $11.6 million and ($45.4 million), respectively.
(4) Includes $9.0 million for replacement of equipment lost in January 2001 fire.
(5) 2001, 1999 and 1998 include non-recurring cash inflows (outflows) of $29.1 million, ($13.1 million) and ($2.6 million), respectively.
(6) Reflects full year impact of Degussa Dental acquired in October 2001.

## Contents

Selected Financial Data 9
Management's Discussion and Analysis of Financial Condition and Results of Operations 10
Management's Financial Responsibility 17
*Report of Independent Accountants* 17
Consolidated Statements of Income 18
Consolidated Balance Sheets 19
Consolidated Statements of Stockholders' Equity 20
Consolidated Statements of Cash Flows 21
Notes to Consolidated Financial Statements 23
*Supplemental Stock Information* 44

## Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements made by the Company, including without limitation, statements containing the words "plans", "anticipates", "believes", "expects", or words of similar import may be deemed to be forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may materially affect the Company's business and prospects, and should be read in conjunction with the risk factors discussed within Item I, Part I of the Company's Annual Report on Form 10-K.

### Results of Operations, 2001 Compared to 2000

The Company made three significant acquisitions during 2001. In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent"), a global dental implant manufacturer and marketer headquartered in Mannheim, Germany. In March 2001, the Company acquired the dental injectible anaesthetic assets of AstraZeneca ("AZ Assets"). In October 2001, the Company acquired the Degussa Dental Group ("Degussa Dental"), a manufacturer and seller of dental products, including precious metal alloys, ceramics, dental laboratory equipment and chairside products headquartered in Hanau, Germany. The details of these transactions are discussed in Note 3 to the Consolidated Financial Statements. The results of these acquired companies have been included in the consolidated financial statements since the dates of acquisition. These acquisitions, accounted for using the purchase method, significantly impact the comparability of 2001 results versus 2000. Accordingly, unaudited pro forma information is presented in Note 3 to the Consolidated Financial Statements to help facilitate comparisons.

#### Net Sales

Net sales increased $239.3 million, or 26.9%, to $1,129.1 million, up from $889.8 million in 2000. The internal sales growth rate for the year was 6.2%, excluding a 22.4% increase due to acquisitions and a negative 1.7% foreign currency translation impact due to the strong U.S. dollar against the major currencies in Europe, Asia and Brazil. Sales in the United States grew 13.3%;

**2001 Geographic Breakdown**




7.4% from base business (internal sales growth exclusive of acquisitions/divestitures and the impact of currency translation); and 5.9% from net acquisitions/divestitures. Notable growth was achieved in endodontics, orthodontics, intra-oral cameras and digital x-ray systems. European sales, including the Commonwealth of Independent States ("CIS"), increased 60.7%. European base business sales increased 5.6%. Currency translation had a negative 2.4% impact on sales for the year. Acquisitions added 57.5% to European sales during the year. Notable growth was achieved in the German and U.K. consumables businesses, and in the endodontic product line throughout Europe. Asia (excluding Japan) base business sales increased

**2001 Product Breakdown**




9.7% as the Company's subsidiaries in the key Asian countries, especially South Korea, continued to gain market share. Acquisitions added an additional 16.2% in Asia, offset by a negative 4.8% impact from currency translation. Latin American base business sales decreased 2.9% primarily due to weak economies in Brazil and Argentina. Acquisitions added 11.8% to Latin American net sales offset by 8.9% for the negative impact of currency translation. Sales in the rest of the world grew 48.5%; 4.4% from base business, 48.4% from acquisitions less 4.3% from currency translation. Solid sales growth in Canada and Australia was offset by negative sales growth in the Middle East and Japan.

Base business sales for heavy equipment, including x-ray equipment and intra-oral cameras, increased 9.1% while consumable and small equipment sales increased 6.5%. These increases were offset slightly by softening net sales of non-dental products in 2001.

Sales in 2001 of $1,129.1 million included sales from the acquisition of Degussa Dental which was acquired at the beginning of the fourth quarter 2001. A significant portion of Degussa Dental's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. Due to the fluctuations of precious metal prices, DENTSPLY will report sales both with and without precious metals to give the reader a clearer understanding of its business. DENTSPLY leases most of it precious metals primarily to free up working capital and to minimize the effect of any price movement in the underlying metals. DENTSPLY's net sales in 2001, excluding the sales value of precious metals, were $1,078.8 million, an increase of 21.2% over 2000.

#### Gross Profit

Gross profit for 2001 represented 50.5% of net sales, or 52.8% excluding sales of precious metals, compared to 52.1% of net sales in 2000. There were no sales of precious metals in 2000. The gross profit margin, excluding precious metals, was benefited by a favorable product mix, restructuring and operational improvements during 2001. These benefits were offset by the

**Gross Profit Percentage**




Excludes precious metals content of net sales.

negative impact of a stronger U.S. dollar and the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connection with the purchase accounting. The Company continues to drive projects, including lean manufacturing, waste elimination and centralized warehousing, focused on improving our operating processes and product flows. These efforts not only strengthen our gross profit margin rates and reduce inventory levels, but also improve our overall competitive advantage.

### Operating Expenses

Selling, general and administrative ("SG&A") expense increased $86.5 million, or 28.9%, in 2001. As a percentage of sales, SG&A expenses increased to 34.2% compared to 33.7% in 2000. As a percentage of sales without the precious metals content, SG&A expenses were 35.8% in 2001. Acquisitions and higher research and development spending were the primary reasons for this increase.

During 2001, the Company recorded net restructuring and other costs of $5.1 million. In the first quarter 2001, the Company recorded a $5.5 million restructuring charge to improve efficiencies in Europe, Brazil and North America. In the fourth quarter 2001, the Company recorded $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded in the fourth quarter of 2001 for a payment to be made at the point of regulatory filings related to Oraqix, a product to which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements in October 2001 and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland (see Note 13 to the Consolidated Financial Statements).

**Operating Income Percentage**




Excludes precious metals content of net sales and non-recurring costs.

### Other Income and Expenses

Net interest expense increased $11.3 million due to higher debt levels in 2001 to finance the significant acquisition activity during 2001, offset somewhat by a strong operating cash flow and lower interest rates. Other income of $27.3 million in 2001 compares with other expense of $2.8 million in 2000. The increase in 2001 was primarily the result of a $23.1 million gain related to the Company's March 2001 sale of InfoSoft, LLC to PracticeWorks, Inc. in exchange for 6.5% convertible preferred stock issued by PracticeWorks, Inc., valued at $32 million. This investment is included in "Other noncurrent assets" in the Company's balance sheet and is measured for recoverability on a periodic basis (see Note 3 to the Consolidated Financial Statements). Also contributing to the increase in other income was $1.7 million of accrued dividends related to this preferred stock, a $1.4 million minority interest benefit recorded in the fourth quarter related to an intangible impairment charge included in restructuring and other costs and $1.2 million of gains from foreign exchange transactions. The other expense in 2000 represented mainly losses on foreign exchange transactions.

**Earnings**




The 5 year compounded annualized growth rates for net income and earnings per diluted common share are 10% and 11%, respectively. 1998 and 2001 are shown before non-recurring income (costs). Per share data has been adjusted for the three-for-two stock split effective January 2002.

### Earnings

Income before income taxes in 2001 increased $33.3 million, or 21.9% to $185.1 million, from $151.8 million in 2000. The effective tax rate for operations increased to 34.4% in 2001 from 33.5% in 2000.

Net income increased $20.5 million, or 20.3%, to $121.5 million in 2001 from $101.0 million in 2000. Fully diluted earnings per share were $1.54 in 2001, an increase of 19.4% from $1.29 in 2000. Earnings in 2001 included non-recurring net income of $11.6 million or $0.15 per diluted share which included the restructuring and other costs of $5.1 million recorded in the first and fourth quarters of 2001, offset by the related minority interest benefit of $1.4 million and the gain on the Infosoft LLC sale of $23.1 million recorded in the first quarter of 2001. Excluding this non-recurring income, net income was $109.9 million and diluted earnings per common share were $1.39, an increase of 7.8% over 2000. Net income and diluted earnings per common share for the year includes a negative impact from the $84.6 million Tulsa earn-out payment made in May for additional amortization and interest costs and one-time inventory step-up charges for Friadent and Degussa Dental during the year.

## Results of Operations, 2000 Compared to 1999

### Net Sales

Net sales increased $53.4 million, or 6.4%, to $889.8 million, up from $836.4 million in 1999. Base business accounted for 9.5% of the sales growth in 2000. Currency translation negatively impacted net sales by 3.1%, mainly due to the devaluation of the Brazilian Real and the strengthening of the U.S. dollar against the major European currencies. Sales in the United States grew 10.6%; 10.6% from base business and 0.1% from acquisitions, offset by 0.1% from translation. There was strong base business growth in the United States from equipment and consumable product lines. European base business sales, including the Commonwealth of Independent States, increased 3.2%. This, however, was offset by the impact of currency translation on European sales, which had a negative 10.1% effect, and a negative impact of 0.4% from divestitures. Both equipment and consumables experienced an increase in base business sales in Europe in 2000. The increase in consumable sales in Europe was tempered by European dealers who sharply curtailed their fourth quarter consumable purchases as their annual growth incentive rebate targets were not attainable. The economy in the Pacific Rim continued to improve, resulting in a 24.0% increase in base business sales. Pacific Rim net sales in 1999 were impacted by $1.4 million of inventory returns from dealers in India. Excluding these returns, the Pacific Rim base business sales

grew 16.0% in 2000. Excluding acquisitions and exchange, sales in Latin America grew 12.4%. Sales in the rest of the world were up 11.3%; 13.5% from base business, offset by 0.1% from divestitures and 2.1% from exchange. The increase was mainly due to base business sales increases in Canada, the Middle East and Africa, Australia and Japan.

#### Gross Profit

Gross profit increased $31.8 million, or 7.4%, to $463.6 million from $431.8 million in 1999. As a percentage of sales, gross profit increased from 51.6% in 1999 to 52.1% in 2000. The gross profit margin was benefited by restructuring and operational improvements along with a favorable product mix in 2000. The percentage improvement occurred despite the negative impact of a strong U.S. dollar during 2000.

#### Operating Expenses

Selling, general and administrative expense increased $17.5 million, or 6.2%, in 2000. As a percentage of sales, expenses remained unchanged, representing 33.7% of net sales in both periods. Increased research and development spending, a sales force increase, and higher legal expenses were offset by shared service initiatives and solid internal sales growth.

In the fourth quarter 2000, the Company recorded a $2.8 million pre-tax gain on a settlement related to a property previously owned by the Company, along with a $2.7 million pre-tax restructuring charge related to its French and Latin American businesses. The primary focus of the restructuring was the consolidation of operations in these regions in order to eliminate duplicative functions. Both of these items are reflected in the "Restructuring and other costs (income)" line on the income statement (see Note 13 to the Consolidated Financial Statements).

#### Other Income and Expenses

The decrease in net interest expense of $5.3 million was mainly due to debt repayment enabled by strong cash flow generation along with lower interest rates as we converted a portion (approximately $60 million) of our debt to lower rate Swiss Francs. Other expense was $2.8 million in 2000 compared to other income of $3.0 million in 1999. The expense in 2000 included a net increase of $2.6 million in exchange transaction losses due to the strengthening of the U.S. dollar against the major European currencies, while the prior year included other income of $2.4 million related to the divestiture of medical businesses in 1994 and 1996, and $0.4 million due to a favorable settlement of a disputed lease commitment in the United Kingdom.

#### Earnings

Income before income taxes increased $13.8 million, or 10.0%, from $138.0 million in 1999 to $151.8 million in 2000. The effective tax rate for operations decreased to 33.5% in 2000 from 34.9% in 1999. Net income increased $11.1 million, or 12.4%, to $101.0 million in 2000 from $89.9 million in 1999 due to higher sales, higher gross profit as a percentage of sales, lower net interest expense, and a lower provision for income taxes partially offset by higher other expense in 2000.

Diluted earnings per common share increased from $1.13 in 1999 to $1.29 in 2000, or 14.2%.

### Foreign Currency

Since approximately 45% of the Company's 2001 revenues have been generated in currencies other than the U.S. dollar, the value of the U.S. dollar in relation to those currencies affects the results of operations of the Company. The impact of currency fluctuations in any given period can be favorable or unfavorable. The impact of foreign currency fluctuations of European currencies on operating income is partially offset by sales in the U.S. of products sourced from plants and third party suppliers located overseas, principally in Germany and Switzerland.

### Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified below the accounting principles critical to our business and results of operations. We determined these critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments.

#### Goodwill and Other Long-Lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests will be performed upon adoption and annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment exists, under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill.

Other long-lived assets such as identifiable intangible assets and fixed assets are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of these assets, may decrease and as a result the Company may be required to recognize impairment charges.

#### Inventories

Inventories are stated at the lower of cost or market. The cost of inventories is determined primarily by the first-in, first-out ("FIFO") or average cost methods, with a small portion being determined by the last-in, first-out ("LIFO") method. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, additional inventory reserves may be required.

#### Accounts Receivable

The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required. In addition, a negative impact on sales to those customers may occur.

#### Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax conse-

quences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely. In assessing the valuation allowance, the Company has considered future taxable income and ongoing tax planning strategies. Changes in these circumstances, such as a decline in future taxable income, may result in an additional valuation allowance being required.

### Litigation

The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time. The Company believes it has estimated well in the past; however, court decisions could cause liability to be incurred in excess of estimates.

### Impact of Inflation

The Company has generally offset the impact of inflation on wages and the cost of purchased materials by reducing operating costs and increasing selling prices to the extent permitted by market conditions.

## Liquidity and Capital Resources

Cash flows from operating activities increased to $211.1 million in 2001 or 45.0% from 2000. Excluding one-time precious metals inventory reductions of $29.1 million, cash flows from operating activities increased 25% to $182.0 million in 2001. The increase of $36.4 million was due primarily to increased earnings, reductions in both inventory days and receivable days to 94 and 47, respectively, along with an increase in short-term liabilities.

**Working Capital Management**




Inventory days for 2001 reflects full-year impact of Degussa Dental acquired in October 2001.

Within investment activities for 2001 were capital expenditures of $49.3 million, which includes approximately $9.0 million for replacement of equipment destroyed in the January 2001 fire at the Company's Maillefer facility in Switzerland, which was funded through insurance proceeds. In addition, the Company's acquisition activity in 2001 resulted in cash outflows of $812.5 million (see Note 3 to the Consolidated Financial Statements).

During 2001, the Company repurchased 37,500 shares of its common stock for $0.9 million. The Board of Directors did not authorize any share repurchases for 2002. The timing and amounts of any future purchases will depend upon many factors, including market conditions and the Company's business and financial condition.

At December 31, 2001, the Company's current ratio was 1.4 with working capital of $125.7 million. This compares with a current ratio of 1.9 and working capital of $157.3 million at December 31, 2000.

In order to fund its significant acquisition activity, the Company completed numerous financing initiatives during 2001. In March 2001, the Company issued Series A and B private placement notes to Prudential Capital Group totaling Swiss francs 166.9 million ($100 million) at an average rate of 4.49% with six year final maturities. The notes were issued to finance the acquisition of the AZ Assets. In May 2001, the Company replaced and expanded its revolving credit agreements to $500 million from its previous level of $300 million. In October 2001, the Company issued a Series C private placement note to Prudential Capital Group for Swiss francs 80.4 million ($50 million) at a rate of 4.96% with a five year final maturity. The series A and B notes were also amended to increase the interest rate by 30 basis points, reflecting the Company's higher leverage. In December 2001, the Company issued a private placement note through ABN AMRO for Japanese yen 6.2 billion ($50 million) at a rate of 1.39% with a four year final maturity. In December 2001, the Company issued 350 million Eurobonds ($315 million) with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. The Company simultaneously entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobond into variable rate debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. The Series C note, the ABN AMRO note and the Eurobonds were issued to finance the Degussa Dental acquisition. Also contributing to the overall funding of the Degussa Dental acquisition was the reduction of approximately $71 million of precious metals inventory through a combination of a sale/leaseback and excess quantity reductions, the proceeds of which were used to pay down debt (see Note 9 to the Consolidated Financial Statements).

Due to this activity, the Company's long-term debt increased $614.0 million from $109.5 million at December 31, 2000 to $723.5 million at December 31, 2001. The resulting long-term debt to total capitalization at December 31, 2001 was 54.3% compared to 17.4% at December 31, 2000.

Under its recently updated multi-currency revolving credit agreement, the Company is able to borrow up to $250 million on an unsecured basis through May 2006 ("the five-year facility") and $250 million through May 2002 ("the 364 day facility"). The 364-day facility terminates in May 2002, but may be extended, subject to certain conditions, for additional periods of 364 days. This revolving credit agreement is unsecured and contains various financial and other covenants.

The Company also has available a $200 million commercial paper facility which was established in September 1999. The 364-day facility serves as a back-up to this commercial paper facility. The total available credit under the commercial paper facility and the 364-day facility is $250 million.

The Company also has access to $70.4 million in uncommitted short-term financing under lines of credit from various financial institutions. Substantially all of these lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institutions.

In total, the Company had unused lines of credit of $357.9 million at December 31, 2001. Access to most of these available lines of credit is contingent upon the Company being in compliance with certain affirmative and negative covenants relating to its operations and financial condition. The most restrictive of these covenants pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. At December 31, 2001, the Company was in compliance with these covenants.

The following table presents the Company's scheduled contractual cash obligations at December 31, 2001:

| Contractual Obligations | Less Than 1 Year | 1-4 Years | 5 Years Or More | Total |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| Long-term debt | $214,282 | $ 91,370 | $417,872 | $723,524 |
| Operating leases | 72,367 | 20,239 | 16,597 | 109,203 |
| | $286,649 | $111,609 | $434,469 | $832,727 |

The Company expects on an ongoing basis, to be able to finance cash requirements, including capital expenditures, stock repurchases, debt service, operating leases and potential future acquisitions, from the funds generated from operations and amounts available under its existing credit facilities.

## Pending Accounting Changes

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 addresses financial accounting and reporting for business combinations. Specifically, effective for business combinations occurring after July 1, 2001, it eliminates the use of the pooling method of accounting and requires all business combinations to be accounted for under the purchase method. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The primary change related to this new standard is that the amortization of goodwill and intangible assets with indefinite useful lives will be discontinued and instead an annual impairment approach will be applied. Except for goodwill and intangible assets with indefinite lives related to acquisitions after July 1, 2001 (in which case, amortization will not be recognized at all), the Company discontinued amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. The application of these new standards will have a positive impact on earnings per share of approximately $0.15 in 2002. Based upon preliminary evaluations, the Company does not believe the adoption of SFAS 142 will result in the recognition of any material impairment charges.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adopting it is not expected to be material.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected and undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The effect of adopting this standard is not expected to be material.

## Euro Currency Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union (the "participating countries") established fixed conversion rates between their legacy currencies and the newly established Euro currency.

The legacy currencies remained legal tender in the participating countries between January 1, 1999 and January 1, 2002 (the "transition period"). On January 1, 2002, the European Central Bank issued Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the legacy currencies of participating countries will no longer be legal tender for any transactions.

The Company's various operating units which are affected by the Euro conversion adopted the Euro as the functional currency effective January 1, 2001. At this time, the Company does not expect the reasonably foreseeable consequences of the Euro conversion to have material adverse effects on the Company's business, operations or financial condition.

## Quantitative and Qualitative Disclosure about Market Risk

The information below provides information about the Company's market sensitive financial instruments and includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements. The Company's major market risk exposures are changing interest rates, movements in foreign currency exchange rates and potential price volatility of commodities used by the Company in its manufacturing processes. The Company's policy is to manage interest rates through the use of floating rate debt and interest rate swaps to adjust interest rate exposures when appropriate, based upon market conditions. A portion of the Company's borrowings are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In order to limit the unanticipated earnings fluctuations from volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs.The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the table below. All items described are non-trading and are stated in U.S. dollars.

### Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt was $720.6 million versus its carrying value of $723.5 million as of December 31, 2001. The fair value was relatively similar to the carrying value since the fixed rate Eurobonds were effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and reflect current market rates. In addition, the face value

of the Japanese yen private placement note approximates fair value as its issue date was December 28, 2001. The fixed rate Swiss franc denominated notes were the only debt instruments where the fair values were lower than the carrying values due to higher Swiss rates at December 31, 2001 versus the rates at issuance of the notes.

### Derivative Financial Instruments

The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials.

**Foreign Exchange Risk Management** The Company enters into forward foreign exchange contracts to selectively hedge assets and liabilities denominated in foreign currencies. Market value gains and losses are recognized in income currently and the resulting gains or losses offset foreign exchange gains or losses recognized on the foreign currency assets and liabilities hedged. Determination of hedge activity is based upon market conditions, the magnitude of the foreign currency assets and liabilities and perceived risks. The Company's significant contracts outstanding as of December 31, 2001 are summarized in the table that follows. These foreign exchange contracts generally have maturities of less than six months and counterparties to the transactions are typically large international financial institutions.

**Interest Rate Risk Management** The Company enters into interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, and cross currency basis swaps to convert Euro debt to U.S. dollar cash flows. In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements was 5.7% with an original maturity of five years. The U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million, $0.3 million remains to be amortized over the remaining term of the related debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.3% and fixes the rate for an average of four years. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. DENTSPLY Sankin, the Company's Japanese subsidiary acquired in the Degussa Dental transaction, has a yen interest rate swap of notional amounts totaling Japanese yen 70 million to convert its variable rate debt into fixed rate of 2.9% which matures in December 2002. The fair value of these swap agreements is the estimated amount the Company would receive (pay) at the reporting date, taking into account the effective interest rates. At December 31, 2001 the estimated fair values of the swap agreements was $(12.8) million.

**Commodity Price Risk Management** The Company selectively enters into commodity price swaps to convert variable raw material costs to fixed. In August 2000, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2001. The average fixed rate of this agreement was $5.10 per troy ounce. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement is $4.20 per troy ounce. At December 31, 2001, the estimated fair value was $0.1 million.

As of December 31, 2001, the Company leased $59.6 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded as cost of goods sold. The terms of the leases are less than one year, and the average lease rate at December 31, 2001 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and smooth the effects of commodity price volatility.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

| | Expected Maturity Dates | | | | | December 31, 2001 | |
|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2005 | 2006 | Carrying Value | Fair Value |
| | | | | (dollars in thousands) | | | |
| **Notes Payable and Current Portion of Long-Term Debt:** | | | | | | | |
| U.S. dollar denominated | $ 4,014 | $ — | $ — | $ — | $ — | $ 4,014 | $ 4,014 |
| Average interest rate | 3.1% | | | | | | |
| Australian dollar denominated | 77 | — | — | — | — | 77 | 77 |
| Average interest rate | 8.0% | | | | | | |
| Euro denominated | 1,163 | — | — | — | — | 1,163 | 1,163 |
| Average interest rate | 6.3% | | | | | | |
| Japanese yen denominated | 2,380 | — | — | — | — | 2,380 | 2,380 |
| Average interest rate | 2.0% | | | | | | |
| **Long-Term Debt:** | | | | | | | |
| U.S. dollar denominated | 6,669 | — | 822 | — | — | 7,491 | 7,491 |
| Average interest rate | 2.3% | | 4.4% | | | | |
| Swiss franc denominated | 137,372 | — | — | 33,175 | 114,309 | 284,856 | 281,907 |
| Average interest rate | 2.5% | | | 4.5% | 4.8% | | |
| Japanese yen denominated | 67,899 | 15,843 | 17,009 | 16,796 | — | 117,547 | 117,547 |
| Average interest rate | 0.7% | 1.4% | 1.4% | 1.4% | | | |
| Australian dollar denominated | 255 | — | — | — | — | 255 | 255 |
| Average interest rate | 4.6% | | | | | | |
| Euro denominated | 600 | 7,725 | — | — | 303,563 | 311,888 | 311,888 |
| Average interest rate | 5.5% | 6.2% | | | 5.75% | | |
| Thai baht denominated | 1,086 | — | — | — | — | 1,086 | 1,086 |
| Average interest rate | 3.7% | | | | | | |
| Chile peso denominated | 266 | — | — | — | — | 266 | 266 |
| Average interest rate | 8.8% | | | | | | |
| Brazil real denominated | 135 | — | — | — | — | 135 | 135 |
| Average interest rate | 19.6% | | | | | | |
| **Foreign Exchange Forward Contracts:** | | | | | | | |
| Forward purchase, 36.4 million Japanese yen | 282 | — | — | — | — | 282 | 277 |
| Forward purchase, 0.4 million Swiss francs | 216 | — | — | — | — | 216 | 221 |
| Forward sales, 234.5 million Japanese yen | 1,911 | — | — | — | — | 1,911 | 1,799 |
| Forward sales, 6.9 million Euro | 6,028 | — | — | — | — | 6,028 | 6,079 |
| **Interest Rate Swaps:** | | | | | | | |
| Interest rate swaps — U.S. dollar, terminated 2/2001 | (152) | (58) | (34) | (21) | — | (265) | (265) |
| Average interest rates | | | | | | | |
| Interest rate swaps — Japanese yen | 533 | — | — | — | — | (12) | (12) |
| Average interest rates | 2.9% | | | | | | |
| Interest rate swaps — Swiss francs | — | 29,825 | 38,774 | — | 38,774 | (1,122) | (1,122) |
| Average interest rates | | 3.4% | 3.3% | | 3.3% | | |
| Interest rate swaps — Euro | — | — | — | — | 309,190 | (5,627) | (5,627) |
| Average interest rates | | | | | 4.8% | | |
| Basis swap — Euro-U.S. dollar | — | — | — | — | 315,000 | (5,810) | (5,810) |
| Average interest rates | | | | | 3.2% | | |
| Silver Swap — U.S. dollar | 1,134 | — | — | — | — | 84 | 84 |

## Management's Financial Responsibility

The management of DENTSPLY International Inc. is responsible for the preparation and integrity of the consolidated financial statements and all other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed estimates and judgments.

In fulfilling its responsibility for the integrity of financial information, management has established a system of internal accounting controls supported by written policies and procedures. This provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization and recorded and reported properly.

The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP, whose unqualified report is presented below. The independent accountants perform audits of the financial statements in accordance with generally accepted auditing standards, which include a review of the system of internal accounting controls to the extent necessary to determine the nature, timing and extent of audit procedures to be performed.

The Audit and Information Technology Committee (the "Committee") of the Board of Directors, consisting solely of outside Directors, meets with the independent accountants with and without management to review and discuss the major audit findings, internal control matters and quality of financial reporting. The independent accountants also have access to the Committee to discuss auditing and financial reporting matters with or without management present.

John C. Miles II
*Chairman and*
*Chief Executive Officer*

Gerald K. Kunkle
*President and*
*Chief Operating Officer*

William R. Jellison
*Senior Vice President and*
*Chief Financial Officer*

## Report of Independent Accountants

To the Board of Directors and Stockholders of DENTSPLY International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DENTSPLY International Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 1999 were audited by other independent accountants whose report dated, January 20, 2000, expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Philadelphia, PA
January 21, 2002, except for Note 16, as to which the date is January 31, 2002

## Consolidated Statements of Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (in thousands, except per share amounts) | | |
| Net sales (Note 4) | $1,129,094 | $889,796 | $836,438 |
| Cost of products sold | 559,423 | 426,202 | 404,627 |
| Gross profit | 569,671 | 463,594 | 431,811 |
| Selling, general and administrative expenses | 386,235 | 299,734 | 282,194 |
| Restructuring and other costs (income) (Note 13) | 5,073 | (56) | — |
| Operating income | 178,363 | 163,916 | 149,617 |
| Other income and expenses: | | | |
| Interest expense | 21,676 | 10,153 | 15,758 |
| Interest income | (1,102) | (862) | (1,118) |
| Other (income) expense, net | (27,338) | 2,829 | (3,042) |
| Income before income taxes | 185,127 | 151,796 | 138,019 |
| Provision for income taxes (Note 11) | 63,631 | 50,780 | 48,156 |
| Net income | $ 121,496 | $101,016 | $ 89,863 |
| Earnings per common share (Notes 2 and 16): | | | |
| Basic | $ 1.56 | $ 1.30 | $ 1.14 |
| Diluted | 1.54 | 1.29 | 1.13 |
| Cash dividends declared per common share (Note 16) | $ 0.18333 | $0.17083 | $0.15417 |
| Weighted average common shares outstanding (Notes 2 and 16): | | | |
| Basic | 77,671 | 77,785 | 79,131 |
| Diluted | 78,975 | 78,560 | 79,367 |

The accompanying notes are an integral part of these financial statements.

## Consolidated Balance Sheets

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (in thousands) | |
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 33,710 | $ 15,433 |
| Accounts and notes receivable-trade, net (Note 1) | 191,534 | 133,643 |
| Inventories, net (Notes 1 and 5) | 197,454 | 133,304 |
| Prepaid expenses and other current assets | 61,545 | 43,074 |
| Total Current Assets | 484,243 | 325,454 |
| Property, plant and equipment, net (Notes 1 and 6) | 240,890 | 181,341 |
| Identifiable intangible assets, net (Notes 1 and 7) | 248,890 | 80,730 |
| Costs in excess of fair value of net assets acquired, net (Note 1) | 763,270 | 264,023 |
| Other noncurrent assets | 60,858 | 15,067 |
| Total Assets | $1,798,151 | $866,615 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Accounts payable | $ 69,904 | $ 45,764 |
| Accrued liabilities (Note 8) | 194,357 | 88,058 |
| Income taxes payable | 86,622 | 33,522 |
| Notes payable and current portion of long-term debt (Note 9) | 7,634 | 794 |
| Total Current Liabilities | 358,517 | 168,138 |
| Long-term debt (Note 9) | 723,524 | 109,500 |
| Deferred income taxes | 32,526 | 16,820 |
| Other noncurrent liabilities | 73,628 | 47,226 |
| Total Liabilities | 1,188,195 | 341,684 |
| Minority interests in consolidated subsidiaries | 437 | 4,561 |
| Commitments and contingencies (Note 15) | | |
| Stockholders' Equity: | | |
| Preferred stock, $.01 par value; .25 million shares authorized; no shares issued | — | — |
| Common stock, $.01 par value; 100 million shares authorized; 81.4 million shares issued at December 31, 2001 and December 31, 2000 | 814 | 543 |
| Capital in excess of par value | 152,916 | 151,899 |
| Retained earnings | 597,414 | 490,167 |
| Accumulated other comprehensive loss | (77,388) | (49,296) |
| Unearned ESOP compensation | (3,419) | (4,938) |
| Treasury stock, at cost, 3.5 million shares at December 31, 2001 and 4.0 million shares at December 31, 2000 | (60,818) | (68,005) |
| Total Stockholders' Equity | 609,519 | 520,370 |
| Total Liabilities and Stockholders' Equity | $1,798,151 | $866,615 |

The accompanying notes are an integral part of these financial statements.

## Consolidated Statements of Stockholders' Equity

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Loss | Unearned ESOP Compensation | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | | | | (in thousands) | | | |
| *Balance at December 31, 1998* | $543 | $152,871 | $324,745 | $(14,730) | $(7,977) | $(41,651) | $413,801 |
| Comprehensive Income: | | | | | | | |
| Net income | — | — | 89,863 | — | — | — | 89,863 |
| Other comprehensive loss: | | | | | | | |
| Foreign currency translation adjustment, net of $1,797 tax | — | — | — | (28,479) | — | — | (28,479) |
| Comprehensive Income | | | | | | | 61,384 |
| Exercise of stock options and warrants | — | (1,823) | — | — | — | 5,998 | 4,175 |
| Tax benefit from stock options and warrants exercised | — | 730 | — | — | — | — | 730 |
| Reissuance of treasury stock | — | (269) | — | — | — | 3,622 | 3,353 |
| Repurchase of common stock, at cost | — | — | — | — | — | (3,890) | (3,890) |
| Cash dividends ($0.15417 per share) | — | — | (12,200) | — | — | — | (12,200) |
| Decrease in unearned ESOP compensation | — | — | — | — | 1,519 | — | 1,519 |
| *Balance at December 31, 1999* | 543 | 151,509 | 402,408 | (43,209) | (6,458) | (35,921) | 468,872 |
| Comprehensive Income: | | | | | | | |
| Net income | — | — | 101,016 | — | — | — | 101,016 |
| Other comprehensive loss: | | | | | | | |
| Foreign currency translation adjustment, net of $688 tax | — | — | — | (5,416) | — | — | (5,416) |
| Minimum pension liability adjustment | — | — | — | (671) | — | — | (671) |
| Comprehensive Income | | | | | | | 94,929 |
| Exercise of stock options | — | (583) | — | — | — | 8,008 | 7,425 |
| Tax benefit from stock options exercised | — | 973 | — | — | — | — | 973 |
| Repurchase of common stock, at cost | — | — | — | — | — | (40,092) | (40,092) |
| Cash dividends ($0.17083 per share) | — | — | (13,257) | — | — | — | (13,257) |
| Decrease in unearned ESOP compensation | — | — | — | — | 1,520 | — | 1,520 |
| *Balance at December 31, 2000* | 543 | 151,899 | 490,167 | (49,296) | (4,938) | (68,005) | 520,370 |
| **Comprehensive Income:** | | | | | | | |
| **Net income** | **—** | **—** | **121,496** | **—** | **—** | **—** | **121,496** |
| **Other comprehensive loss:** | | | | | | | |
| **Foreign currency translation adjustment, net of $6,264 tax** | **—** | **—** | **—** | **(26,566)** | **—** | **—** | **(26,566)** |
| **Cumulative effect of change in accounting principle for derivative and hedging activities (SFAS 133)** | **—** | **—** | **—** | **(503)** | **—** | **—** | **(503)** |
| **Net loss on derivative financial instruments** | **—** | **—** | **—** | **(810)** | **—** | **—** | **(810)** |
| **Minimum pension liability adjustment** | **—** | **—** | **—** | **(213)** | **—** | **—** | **(213)** |
| **Comprehensive Income** | | | | | | | **93,404** |
| **Exercise of stock options** | **—** | **(45)** | **—** | **—** | **—** | **8,062** | **8,017** |
| **Tax benefit from stock options exercised** | **—** | **1,333** | **—** | **—** | **—** | **—** | **1,333** |
| **Repurchase of common stock, at cost** | **—** | **—** | **—** | **—** | **—** | **(875)** | **(875)** |
| **Cash dividends ($0.18333 per share)** | **—** | **—** | **(14,249)** | **—** | **—** | **—** | **(14,249)** |
| **Decrease in unearned ESOP compensation** | **—** | **—** | **—** | **—** | **1,519** | **—** | **1,519** |
| **Three-for-two common stock split** | **271** | **(271)** | **—** | **—** | **—** | **—** | **—** |
| ***Balance at December 31, 2001*** | **$814** | **$152,916** | **$597,414** | **$(77,388)** | **$(3,419)** | **$(60,818)** | **$609,519** |

The accompanying notes are an integral part of these financial statements.

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 121,496 | $ 101,016 | $ 89,863 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 25,219 | 22,024 | 19,933 |
| Amortization | 29,115 | 19,335 | 19,691 |
| *Deferred income taxes* | 6,451 | 4,249 | 5,885 |
| Restructuring and other costs (income) | 5,073 | (56) | — |
| Other non-cash transactions | (3,849) | 815 | 319 |
| Gain on sale of business | (23,121) | — | — |
| Loss on disposal of property, plant and equipment | 54 | 482 | 304 |
| Non-cash ESOP compensation | 1,519 | 1,520 | 1,519 |
| Changes in operating assets and liabilities, net of acquisitions and divestitures: | | | |
| Accounts and notes receivable-trade, net | (3,709) | (9,218) | 2,384 |
| Inventories, net (2001 includes one-time precious metals inventory reduction of $29,087) | 14,763 | (1,216) | 4,394 |
| Prepaid expenses and other current assets | 47 | (1,526) | (2,223) |
| *Accounts payable* | 9,180 | 1,492 | 1,040 |
| Accrued liabilities | 28,704 | 7,018 | (14,343) |
| Income taxes | 4,295 | (834) | 11 |
| Other, net | (4,169) | 521 | (2,900) |
| Net cash provided by operating activities | 211,068 | 145,622 | 125,877 |
| **Cash flows from investing activities:** | | | |
| Acquisitions of businesses, net of cash acquired | (812,523) | (14,995) | (673) |
| Expenditures for identifiable intangible assets | (4,265) | (1,423) | (3,256) |
| Proceeds from bulk sale of precious metals inventory | 41,814 | — | — |
| *Insurance proceeds received for fire-destroyed equipment* | 8,990 | — | — |
| Proceeds from sale of property, plant and equipment | 645 | 215 | 1,825 |
| Capital expenditures | (49,337) | (28,425) | (33,386) |
| Net cash used in investing activities | (814,686) | (44,628) | (35,490) |
| **Cash flows from financing activities:** | | | |
| Proceeds from exercise of stock options and warrants | 8,017 | 7,425 | 4,175 |
| Cash paid for treasury stock | (875) | (40,092) | (3,890) |
| Cash dividends paid | (14,228) | (13,004) | (11,859) |
| Proceeds from the termination of a pension plan | 8,486 | — | — |
| Proceeds from long-term borrowings, net of deferred financing costs | 1,435,175 | 114,341 | 99,407 |
| Payments on long-term borrowings | (819,186) | (149,390) | (177,946) |
| Increase (decrease) in short-term borrowings | 7,511 | (18,389) | 4,909 |
| Net cash provided by (used in) financing activities | 624,900 | (99,109) | (85,204) |
| Effect of exchange rate changes on cash and cash equivalents | (3,005) | 2,130 | (4,238) |
| Net increase in cash and cash equivalents | 18,277 | 4,015 | 945 |
| Cash and cash equivalents at beginning of period | 15,433 | 11,418 | 10,473 |
| Cash and cash equivalents at end of period | $ 33,710 | $ 15,433 | $ 11,418 |

The accompanying notes are an integral part of these financial statements.

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| | | *(in thousands)* | |
| Supplemental disclosures of cash flow information: | | | |
| Interest paid | **$15,967** | $ 7,434 | $13,863 |
| Income taxes paid | **47,215** | 39,064 | 34,951 |
| Supplemental disclosures of non-cash transactions: | | | |
| Receipt of convertible preferred stock in connection with the sale of a business | **32,000** | — | — |
| Issuance of treasury stock in connection with the acquisition of certain assets | — | — | 3,353 |

The Company assumed liabilities in conjunction with the following acquisitions:

| | Date Acquired | Fair Value of Assets Acquired | Cash Paid for Assets or Capital Stock | Liabilities Assumed |
|---|---|---|---|---|
| | | | *(in thousands)* | |
| Degussa Dental Group | October 2001 | $624,270 | $502,947 | $121,323 |
| CeraMed Dental (remaining 49%) | July 2001 | 20,000 | 20,000 | — |
| Tulsa Dental Products (earn-out payment) | May 2001 | 84,627 | 84,627 | — |
| Dental injectible anesthetic assets of AstraZeneca | March 2001 | 104,405 | 98,725 | 5,680 |
| Friadent GmbH | January 2001 | 135,632 | 105,025 | 30,607 |
| PreVest, Inc. | October 2000 | 2,000 | 2,000 | — |
| San Diego Swiss Machining, Inc. | September 2000 | 7,729 | 7,702 | 27 |
| ESP, LLC | August 2000 | 2,452 | 2,452 | — |
| Darway, Inc. | July 2000 | 3,485 | 3,469 | 16 |
| Midwest Orthodontic Manufacturing, LLC | July 2000 | 999 | 604 | 395 |

The accompanying notes are an integral part of these financial statements.

## Notes to Consolidated Financial Statements

### Note 1 - Significant Accounting Policies

#### Description of Business

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers, dental injectible anesthetics and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market

#### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

#### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

#### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

#### Accounts and Notes Receivable-Trade

The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts and notes receivable-trade are stated net of these allowances which were $12.6 million and $6.4 million at December 31, 2001 and 2000, respectively. Certain of the Company's larger distributors are offered cash rebates based on targeted sales increases. The Company records an accrual based on its projected cash rebate obligations.

#### Inventories

Inventories are stated at the lower of cost or market. At December 31, 2001 and 2000, the cost of $23.6 million, or 12%, and $14.0 million, or 10%, respectively, of inventories was determined by the last-in, first-out ("LIFO") method. The cost of other inventories was determined by the first-in, first-out ("FIFO") or average cost method. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions.

If the FIFO method had been used to determine the cost of LIFO inventories, the amounts at which net inventories are stated would be higher than reported at December 31, 2001 by $2.3 million and lower than reported at December 31, 2000 by $0.2 million.

#### Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Except for leasehold improvements, depreciation for financial reporting purposes is computed by the straight-line method over the following estimated useful lives: buildings - generally 40 years and machinery and equipment - 4 to 15 years. The cost of leasehold improvements is amortized over the shorter of the estimated useful life or the term of the lease. Maintenance and repairs are charged to operations; replacements and major improvements are capitalized.

#### Identifiable Intangible Assets

Identifiable intangible assets, which primarily consist of patents, trademarks and licensing agreements, are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 40 years. Long-lived assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable. Impairment is based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value (see Note 13).

#### Costs in Excess of Fair Value of Net Assets Acquired

The excess of costs of acquired companies and product lines over the fair value of net assets acquired ("goodwill") is amortized on a straight-line basis over 25 to 40 years. Costs in excess of the fair value of net assets acquired are stated net of accumulated amortization of $80.1 million and $62.0 million at December 31, 2001 and 2000, respectively. Costs in excess of fair value of net assets acquired are evaluated periodically to determine whether later events or circumstances warrant revised estimates of useful lives. The recovery of goodwill is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations. If impairment exists, the carrying amount of goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests will be performed upon adoption and annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of the

## Notes to Consolidated Financial Statements

undiscounted cash flows. If impairment exists, under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill.

### Derivative Financial Instruments

The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate or fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials.

The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This standard, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. See Note 14 for additional information.

### Litigation

The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time.

### Foreign Currency Translation

The functional currency for foreign operations, except for those in highly inflationary economies, has been determined to be the local currency.

Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date; revenue and expenses are translated at the average year-to-date rates of exchange. The effects of these translation adjustments are reported in a separate component of stockholders' equity.

Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in income. Exchange gains of $1.2 million in 2001 and exchange losses of $2.7 million in 2000 and $0.1 million in 1999 are included in other (income) expense, net.

### Revenue Recognition

Revenue, net of related discounts and allowances, is recognized when product is shipped and risk of loss has transferred to the customer.

### Research and Development Costs

Research and development costs are charged to expense as incurred and are included in selling, general and administrative expenses. Research and development costs amounted to approximately $28.3 million, $20.4 million and $18.5 million for 2001, 2000 and 1999, respectively.

### Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely.

### Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the average number of shares outstanding for the period. Diluted earnings per share is calculated by dividing net earnings by the average number of shares outstanding for the period, adjusted for the effect of an assumed exercise of all dilutive options outstanding at the end of the period.

### Stock Compensation

The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans, provided that the exercise price is greater than or equal to the price of the stock at the date of grant.

### Reclassifications

Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.

### Pending Accounting Changes

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 addresses financial accounting and reporting for business combinations. Specifically, effective for business combinations occurring after July 1, 2001, it eliminates the use of the pooling method of accounting and requires all business combinations to be accounted for under the purchase method. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The primary change related to this new standard is that the amortization of goodwill and intangible assets with indefinite useful lives will be discontinued and instead an annual impairment approach will be applied. Except for goodwill and intangible assets with indefinite lives related to acquisitions after July 1, 2001 (in which case, amortization will not be recognized at all), the Company discontinued amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. The application of these new standards will have a positive impact on earnings per share of approximately $0.15 in 2002. Based upon preliminary evaluations, the Company does not believe the adoption of SFAS 142 will result in the recognition of any material impairment charges.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adopting it is not expected to be material.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected and undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The effect of adopting this standard is not expected to be material.

## Note 2 - Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share:

| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|
| | | *(in thousands, except per share amounts)* | |
| **Year Ended December 31, 2001** | | | |
| **Basic EPS** | **$121,496** | **77,671** | **$1.56** |
| **Incremental shares from assumed exercise of dilutive options** | **—** | **1,304** | |
| ***Diluted EPS*** | **$121,496** | **78,975** | **$1.54** |
| Year Ended December 31, 2000 | | | |
| Basic EPS | $101,016 | 77,785 | $1.30 |
| Incremental shares from assumed exercise of dilutive options | — | 775 | |
| Diluted EPS | $101,016 | 78,560 | $1.29 |
| Year Ended December 31, 1999 | | | |
| Basic EPS | $ 89,863 | 79,131 | $1.14 |
| Incremental shares from assumed exercise of dilutive options and warrants | — | 236 | |
| Diluted EPS | $ 89,863 | 79,367 | $1.13 |

Options to purchase 1.4 million and 1.0 million shares of common stock that were outstanding during the years ended 2000 and 1999, respectively, were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

## Notes to Consolidated Financial Statements

### Note 3 - Business Acquisitions and Divestitures

Each acquisition completed in 2001 and 2000 was accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices were allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed. The preliminary allocation of purchase prices, subject primarily to the completion of fixed asset and intangible asset valuations, is outlined below.

In October 2001, the Company completed the acquisition of Degussa Dental Group ("Degussa Dental"), a unit of Degussa AG, pursuant to the May 2001 Sale and Purchase Agreement. The preliminary purchase price for Degussa Dental was 548 million Euros or $503 million, which was paid at closing. The preliminary purchase price is subject to increase or decrease, based on certain working capital levels of Degussa Dental as of October 1, 2001. The Company expects that the final purchase price will be approximately 576 million Euros or $530 million, excluding restructuring and other costs associated with the acquisition of approximately $8.0 million. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the goodwill and indefinite lived intangible assets associated with this acquisition were not amortized. Degussa Dental manufactures and sells dental products, including precious metal alloys, ceramics and dental laboratory equipment, and chairside products. Headquartered in Hanau-Wolfgang, Germany since 1992, Degussa Dental Group has production facilities throughout the world.

In August 1996, the Company purchased a 51% interest in CeraMed Dental ("CeraMed") for $5 million with the right to acquire the remaining 49% interest. In March 2001, the Company entered into an agreement for an early buy out of the remaining 49% interest in CeraMed at a cost of $20 million, which was made in July 2001, with a potential contingent consideration ("earn-out") provision capped at $5 million. The earn-out is based on future sales of CeraMed products during the August 1, 2001 to July 31, 2002 time frame with any additional pay out due on September 30, 2002. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the goodwill associated with the acquisition of the 49% interest was not amortized.

Certain assets of Tulsa Dental Products LLC were purchased in January 1996 for $75.1 million, plus $5.0 million paid in May 1999 related to earn-out provisions in the purchase agreement based on performance of the acquired business. The purchase agreement provided for an additional earn-out payment based upon the operating performance of the Tulsa Dental business for one of the three two-year periods ending December 31, 2000, December 31, 2001 or December 31, 2002, as selected by the seller. The seller chose the two-year period ended December 31, 2000 and the final earn-out payment of $84.6 million was made in May 2001 resulting in an increase in goodwill.

In January 2001, the Company agreed to acquire the dental injectible anesthetic assets of AstraZeneca ("AZ Assets"), including permanent, exclusive and royalty-free licensing rights to the dental products and tradenames, for $136.5 million and royalties on future sales of a new anesthetic product for scaling and root planing, Oraqix(TM) ("Oraqix") that was in Stage III clinical trials at the time of the agreement. The $136.5 million purchase price was composed of the following: an initial $96.5 million payment which was made at closing in March 2001; a $20 million contingency payment ("earn-out payment") associated with the first year sales of injectible dental anesthetic which has been accrued in 2001 and will be paid in the first quarter of 2002; a $10 million payment upon submission of an Oraqix New Drug Application ("NDA") in the U.S., and Marketing Authorization Application ("MAA") in Europe for the Oraqix product under development; and a $10 million payment upon approval of the NDA and MAA. Because the Oraqix product has not received regulatory approvals for its use, payments made with respect to this product prior to approval are considered to be research and development costs and are expensed as incurred. After an analysis of the available clinical data, the Company concluded that the Oraqix product does not provide pain relief equivalent to that provided by injectible anesthetic. As a result, the Company renegotiated the contract to require a $2.0 million payment upon submission of the NDA and MAA, an $8.0 million payment and a $10.0 million prepaid royalty upon approval of both applications. The $2.0 million payment was accrued and expensed during the fourth quarter of 2001 (see Note 13).

In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or $106 million ($105 million, net of cash acquired). Headquartered in Mannheim, Germany, Friadent is a major global dental implant manufacturer and marketer with subsidiaries in Germany, France, Denmark, Sweden, the United States, Switzerland, Brazil, and Belgium.

The acquisitions above were accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices plus direct acquisition costs have been allocated on the basis of estimated fair values at the dates of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The acquisition costs for Tulsa and Ceramed were allocated to goodwill. The preliminary purchase price allocations for Degussa Dental, Friadent and the AZ Assets are as follows:

| | Degussa Dental | Friadent | AZ Assets |
|---|---|---|---|
| | | *(in thousands)* | |
| Current assets | $173,537 | $ 16,244 | $ — |
| Property, plant and equipment | 45,979 | 4,184 | 1,082 |
| Identifiable intangible assets and costs in excess of fair value of net assets acquired | 396,099 | 114,085 | 123,945* |
| Other long-term assets | 8,655 | 1,119 | — |
| Current liabilities | (86,987) | (27,553) | (5,680) |
| Other long-term liabilities | (34,336) | (3,054) | — |
| | $502,947 | $105,025 | $119,347 |

*Includes accrual made for the earn-out payment of $20.6 million.

Unaudited pro forma results of operations assume the acquisitions made during 2001 had occurred on January 1, 2000 and are presented below. No effect has been given in this pro forma information for any of the acquisitions made during 2000 as their effect would not be significant. Though useful for comparison, these pro forma results are not intended to reflect actual earnings had the acquisitions occurred on the dates indicated and are not a projection of future results or trends.

| | As Reported | Pro Forma Results (Unaudited) |
|---|---|---|
| | (in thousands, except per share amounts) | |
| **Year ended December 31, 2001** | | |
| **Net sales** | **$1,129,094** | **$1,449,141** |
| **Net income** | **121,496** | **121,137** |
| **Earnings per common share** | | |
| **Basic** | **$ 1.56** | **$ 1.56** |
| **Diluted** | **1.54** | **1.54** |
| Year ended December 31, 2000 | | |
| Net sales | $ 889,796 | $1,455,289 |
| Net income | 101,016 | 86,357 |
| Earnings per common share | | |
| Basic | $ 1.30 | $ 1.11 |
| Diluted | 1.29 | 1.10 |

In October 2000, the Company acquired certain assets and the business of PVI, Inc., doing business as PreVest, Inc. ("PreVest"), for $2.0 million. The business is a multi-industry manufacturer of investment materials produced for the precision casting of metal alloys.

In September 2000, the Company purchased the assets of the ultrasonic dental tip business of San Diego Swiss Machining, Inc. ("SDSM") for $7.7 million. Headquartered in Chula Vista, California, the dental tip business of SDSM produces and distributes a proprietary line of ultrasonic instrument tips used to shape and clean root canals during endodontic therapy.

In August 2000, the Company acquired a 51% interest in ESP, LLC ("ESP"), located in New Orleans, Louisiana, for $2.5 million. ESP manufactures and markets the Chimal product lines of lotions and creams to the worldwide dental, medical, automotive, cosmetology, industrial and food markets. The Chimal skin shield contains ingredients that bond to the skin and seal out irritants such as chemicals and solvents while sealing in natural moisturizers.

In July 2000, the Company purchased the assets of Darway Inc. ("Darway"), of San Mateo, California, for $3.5 million. Darway manufactures the patented Palodent Contoured Sectional Matrix System, which is used by dentists to provide a means to contain filling material when the restoration of a tooth requires removing tooth structure that faces an adjacent tooth, the tongue or the cheek.

In July 2000, the Company purchased certain assets of Midwest Orthodontic Manufacturing, LLC ("MOM"), based in Columbus, Indiana, for $0.6 million. MOM produces a broad array of ancillary materials used in orthodontia from its Indiana facility, including elastics, retainer cases and springs.

No acquisitions were completed in 1999.

In January 2002, the Company acquired the partial denture business of Austenal Inc., in a cash transaction valued at approximately $23.8 million including debt assumed. Headquartered in Chicago, Illinois, Austenal manufactures dental laboratory products and is the world leader in the manufacture and sale of systems used by dental laboratories to fabricate partial dentures.

In March 2001, the Company sold InfoSoft, LLC to PracticeWorks, Inc. InfoSoft, LLC, a wholly owned subsidiary of the Company, that developed and sold software and related products for dental practice management. PracticeWorks is the dental software management and dental claims processing company which was spun-off by Infocure Corporation. In the transaction, the Company received 6.5% convertible preferred stock in PracticeWorks, with a fair value of $32 million. This investment plus accrued dividends to date are included in "Other noncurrent assets". These preferred shares are convertible into approximately 1.0 million shares of PracticeWorks common stock. If not previously converted, the preferred shares are redeemable for cash after 5 years. This sale resulted in a $23.1 million pretax gain which is included in "Other (income) expense, net". The Company will measure recoverability on this investment on a periodic basis.

## Notes to Consolidated Financial Statements

### Note 4 - Segment and Geographic Information

The Company follows Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about reporting segments in financial statements. The Company has four operating segments that report to the chief operating decision maker. Each of the operating segments cover a wide range of product and geographic responsibility. These operating segments are aggregated into one reportable segment for purposes of SFAS 131. Substantially all of the Company's operating segments do business as a designer, manufacturer and distributor of dental products. Dental products represented approximately 97%, 95% and 94% of sales in 2001, 2000 and 1999, respectively.

The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies exist among the Company's operations in different geographic areas. Intercompany sales of manufacturing materials between areas are at prices which, in general, provide a reasonable profit after coverage of all manufacturing costs. Intercompany sales of finished goods are at prices intended to provide a reasonable profit for purchasing locations after coverage of marketing and general and administrative costs.

The following table sets forth information about the Company's operations in different geographic areas for 2001, 2000 and 1999. Net sales reported below represents revenues from external customers of operations resident in the country or territory identified. Assets by geographic area are those used in the operations in the geographic area.

| | United States | Germany | Other Foreign | Consolidated |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **2001** | | | | |
| **Net sales** | **$627,358** | **$156,595** | **$345,141** | **$1,129,094** |
| **Long-lived assets** | **138,380** | **66,756** | **91,584** | **296,720** |
| 2000 | | | | |
| Net sales | $560,692 | $ 57,989 | $271,115 | $ 889,796 |
| Long-lived assets | 87,314 | 42,049 | 66,519 | 195,882 |
| 1999 | | | | |
| Net sales | $509,004 | $ 65,688 | $261,746 | $ 836,438 |
| Long-lived assets | 82,768 | 43,932 | 66,454 | 193,154 |

The following table presents sales information by product for the Company:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| | | *(in thousands)* | |
| Consumables and small equipment | **$1,008,133** | $765,751 | $716,519 |
| Heavy equipment | **81,913** | 76,374 | 71,867 |
| Other | **39,048** | 47,671 | 48,052 |
| | **$1,129,094** | $889,796 | $836,438 |

Third party export sales from the United States are less than ten percent of consolidated net sales. One customer, a distributor, accounted for 11%, 14% and 13% of consolidated net sales in 2001, 2000 and 1999, respectively. Another customer, a distributor, accounted for 9% of consolidated net sales in 2001 and 10% in 2000 and 1999.

## Notes to Consolidated Financial Statements

### Note 5 - Inventories

Inventories consist of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (in thousands) | |
| Finished goods | $119,030 | $ 84,436 |
| Work-in-process | 35,539 | 22,102 |
| Raw materials and supplies | 42,885 | 26,766 |
| | $197,454 | $133,304 |

### Note 6 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (in thousands) | |
| Assets, at cost: | | |
| Land | $ 19,752 | $ 14,525 |
| Buildings and improvements | 128,053 | 87,381 |
| Machinery and equipment | 262,265 | 170,141 |
| Construction in progress | 20,566 | 13,211 |
| | 430,636 | 285,258 |
| Less: Accumulated depreciation | 189,746 | 103,917 |
| | $240,890 | $181,341 |

### Note 7 - Identifiable Intangible Assets

Identifiable intangible assets consist of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (in thousands) | |
| Patents | $ 64,514 | $ 47,605 |
| Trademarks | 64,710 | 31,737 |
| Licensing agreements | 150,477 | 29,733 |
| Other | 44,961 | 34,922 |
| | 324,662 | 143,997 |
| Less: Accumulated amortization | 75,772 | 63,267 |
| | $248,890 | $ 80,730 |

## Notes to Consolidated Financial Statements

### Note 8 - Accrued Liabilities

Accrued liabilities consist of the following:

| | December 31, 2001 | 2000 |
|---|---|---|
| | (in thousands) | |
| Payroll, commissions, bonuses and other cash compensation | **$ 39,139** | $20,129 |
| Employee benefits | **15,458** | 7,893 |
| General insurance | **13,886** | 12,052 |
| Sales and marketing programs | **21,533** | 7,428 |
| Restructuring and other costs | **24,497** | 6,897 |
| Earn-out related to the AZ Assets purchase | **20,622** | — |
| Other | **59,222** | 33,659 |
| | **$194,357** | $88,058 |

### Note 9 - Financing Arrangements

**Short-Term Borrowings**

Short-term bank borrowings amounted to $3.5 million and $0.4 million at December 31, 2001 and 2000, respectively. The weighted average interest rates of these borrowings were 3.3% and 8.61% at December 31, 2001 and 2000, respectively. Unused lines of credit for short-term financing at December 31, 2001 and 2000 were $66.9 million and $54.7 million, respectively. Substantially all short-term borrowings were classified as long-term as of December 31, 2001 and 2000, reflecting the Company's intent and ability to refinance these obligations beyond one year and are included in the table below. Substantially all unused lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institution. Interest is charged on borrowings under these lines of credit at various rates, generally below prime or equivalent money rates.

**Long-Term Borrowings**

| | December 31, 2001 | 2000 |
|---|---|---|
| | (in thousands) | |
| $250 million multi-currency revolving credit agreement expiring May 2006, Japanese yen 1.3 billion at 0.63%, Swiss francs 230.0 million at 2.52% | **$147,028** | $ — |
| $250 million multi-currency revolving credit agreement expiring May 2002, Japanese yen 7.3 billion at 0.65% | **55,338** | — |
| Prudential Private Placement Notes, Swiss franc denominated, 84.4 million at 4.56% and 82.5 million at 4.42% maturing March 2007, 80.4 million at 4.96% maturing October 2006 | **147,489** | — |
| ABN Private Placement Note, Japanese yen 6.2 billion at 1.39% maturing December 2005 | **47,527** | — |
| Euro 350.0 million Eurobonds at 5.75% maturing December 2006 | **303,563** | — |
| $200 million commercial paper facility rated A/2-P/2 U.S. dollar borrowings at 2.30% | **6,650** | — |
| $175 million multi-currency revolving credit agreement expiring October 2002 | **—** | 92,105 |
| $20 million bank multi-currency revolving credit agreement expiring October 2001 | **—** | 8,031 |
| Other borrowings, various currencies and rates | **20,061** | 9,740 |
| | **727,656** | 109,876 |
| Less: Current portion (included in notes payable and current portion of long-term debt) | **4,132** | 376 |
| | **$723,524** | $109,500 |

The table below reflects the contractual maturity dates of the various borrowings at December 31, 2001. The borrowings contractually due in 2002 have been classified as long-term due to the Company's intent and ability to renew or refinance these obligations beyond 2002.

| | |
|---|---|
| 2002 | $214,282 |
| 2003 | 23,568 |
| 2004 | 17,831 |
| 2005 | 49,971 |
| 2006 and thereafter | 417,872 |
| | $723,524 |

In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converted a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements was 5.7% and fixed the rate for an average of five years. The U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million, which is being amortized over the remaining term of the related debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling Swiss franc 180 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.3% and fixes the rate for an average of four years. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. DENTSPLY Sankin, the Company's Japanese subsidiary acquired in the Degussa transaction, has an interest rate swap with a notional amount of Japanese yen 70 million to convert its variable rate debt into fixed rate of 2.9% which matures in December 2002.

In May 2001, the Company replaced and increased its multiple revolving credit agreements with a single agreement providing a total available credit of $500 million with participation from thirteen banks. The revolving credit agreements contain certain affirmative and negative covenants as to the operations and financial condition of the Company, the most restrictive of which pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. The Company pays a facility fee of 0.125% annually on the amount of the commitment under the $250 million five year facility and 0.10 % annually under the $250 million 364-day facility. Interest rates on amounts borrowed under the facility will depend on the maturity of the borrowing, the currency borrowed, the interest rate option selected, and the Company's long-term credit rating from Moody's and Standard and Poors.

The $250 million 364-day facility A may be extended, subject to certain conditions, for additional periods of 364 days, which the Company intends to extend annually. The entire $500 million revolving credit agreement has a usage fee of 0.125% annually if utilization exceeds 50% of the total available facility.

The $200 million commercial paper facility has utilization, dealer, and annual appraisal fees which on average cost 0.11 % annually. The $250 million 364-day revolving credit facility A acts as back-up credit to this commercial paper facility. The total available credit under the commercial paper facility and the 364-day facility is $250 million.The short-term commercial paper borrowings were classified as long-term, as of December 31, 2001, reflecting the Company's intent and ability to renew these obligations beyond 2002.

In March 2001, the Company issued Series A and B private placement notes to Prudential Capital Group totaling Swiss francs 166.9 million ($100 million) at an average rate of 4.49% with six year final maturities. The notes were issued to finance the acquisition of the AZ Assets. In October 2001 the Company issued a Series C private placement note to Prudential Capital Group for Swiss francs 80.4 million ($50 million) at rate of 4.96% with a five year final maturity. The series A and B notes were also amended to increase the interest rate by 30 basis points, reflecting the Company's higher leverage. In December 2001, the Company issued a private placement note through ABN AMRO for Japanese yen 6.2 billion ($50 million) at rate of 1.39% with a four year final maturity. The Series C note and the ABN note were issued to partially finance the Degussa Dental acquisition.

The Company issued 350 million Eurobonds with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. These bonds were issued to partially finance the Degussa Dental acquisition.

## Notes to Consolidated Financial Statements

### Note 10 - Stockholders' Equity

The Board of Directors authorized the repurchase of 1.5 million, 6.0 million and 0.8 million shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively, on the open market or in negotiated transactions. Each of these authorizations to repurchase shares expired on December 31 of the respective years. The Company repurchased 37,500 shares for $0.9 million, 2.2 million shares for $40.1 million and 0.3 million shares for $3.9 million in 2001, 2000 and 1999, respectively.

A former Chairman of the Board holds options to purchase 45,000 shares of common stock at an exercise price of $14.83, which was equal to the market price on the date of grant. The options are exercisable at any time through January 2004.

The Company has four stock option plans (1987 Plan, 1992 Plan, 1993 Plan and 1998 Plan). Under the 1987, 1992 and 1993 Plans, a committee appointed by the Board of Directors granted to key employees and directors of the Company options to purchase shares of common stock at an exercise price determined by such committee, but not less than the fair market value of the common stock on the date of grant. Options expire ten years and one month or ten years and one day after date of grant under the 1987 Plan and 1992 Plan, respectively. Options generally expire ten years after the date of grant under the 1993 Plan. For the 1987 Plan, 1992 Plan and 1993 Plan, grants become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

The 1998 Plan authorized that 6.5 million shares of common stock, plus shares not granted under the 1993 Plan, may be granted under the plan, subject to adjustment as follows: each January, if 7% of the outstanding common shares of the Company exceed 6.5 million, the excess becomes available for grant under the plan. No further grants can be made under the 1993 Plan. The 1998 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Each non-employee director receives automatic NSOs to purchase 9,000 shares of common stock on the date he or she becomes a non-employee director and an additional 9,000 options on the third anniversary of the date the non-employee director was last granted an option. Grants of options to key employees are solely discretionary. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

The following is a summary of the status of the Plans as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates:

| | Outstanding | | Exercisable | | |
|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Available for Grant Shares |
| *December 31, 1998* | 3,692,567 | $15.46 | 2,041,451 | $13.89 | 5,480,850 |
| Authorized | — | | | | 641,316 |
| Granted | 1,839,000 | 15.86 | | | (1,839,000) |
| Exercised | (310,449) | 12.98 | | | — |
| Expired/Canceled | (153,750) | 16.78 | | | 153,750 |
| *December 31, 1999* | 5,067,368 | 15.72 | 2,401,523 | 14.95 | 4,436,916 |
| Authorized | — | | | | 15,957 |
| Granted | 1,377,600 | 24.43 | | | (1,377,600) |
| Exercised | (501,531) | 14.75 | | | — |
| Expired/Canceled | (151,194) | 16.65 | | | 151,194 |
| *December 31, 2000* | 5,792,243 | 17.85 | 2,989,478 | 15.64 | 3,226,467 |
| **Authorized** | **—** | | | | **250,730** |
| **Granted** | **1,605,900** | **30.43** | | | **(1,605,900)** |
| **Exercised** | **(497,813)** | **16.01** | | | **—** |
| **Expired/Canceled** | **(167,087)** | **18.47** | | | **(167,087)** |
| ***December 31, 2001*** | **6,733,243** | **$20.97** | **3,732,179** | **$16.76** | **1,704,210** |

The following table summarizes information about stock options outstanding under the Plans at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Number Outstanding at December 31, 2001 | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price | Number Exercisable at December 31, 2001 | Weighted Average Exercise Price |
| $10.01 to $13.33 | 551,664 | 3.2 | $12.35 | 551,664 | $12.35 |
| 13.34 to 16.67 | 2,574,486 | 6.5 | 15.58 | 2,150,643 | 15.65 |
| 16.68 to 20.00 | 699,596 | 6.6 | 18.96 | 573,351 | 19.06 |
| 20.01 to 23.33 | 226,550 | 8.3 | 22.51 | 67,455 | 21.51 |
| 23.34 to 26.67 | 1,188,599 | 8.9 | 24.95 | 389,066 | 24.95 |
| 26.68 to 30.00 | 86,400 | 9.5 | 28.12 | — | — |
| 30.01 to 33.33 | 1,405,948 | 9.9 | 31.17 | — | — |
| | 6,733,243 | 7.5 | $20.97 | 3,732,179 | $16.76 |

The Company uses the Black-Scholes option pricing model to value option awards. The per share weighted average fair value of stock options and the weighted average assumptions used to determine these values are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Per share fair value | **$11.47** | $9.01 | $6.16 |
| Expected dividend yield | **0.61%** | 0.75% | 1.04% |
| Risk-free interest rate | **5.01%** | 5.37% | 6.16% |
| Expected volatility | **33%** | 32% | 29% |
| Expected life (years) | **5.50** | 5.50 | 6.50 |

The Black-Scholes option pricing model was developed for tradable options with short exercise periods and is therefore not necessarily an accurate measure of the fair value of compensatory stock options.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plans and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value of stock options at the grant date under SFAS 123, the Company's net income and earnings per common share would have been reduced as indicated below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| | *(in thousands, except per share amounts)* | | |
| Net income | | | |
| As reported | **$121,496** | $101,016 | $89,863 |
| Pro forma under SFAS 123 | **115,359** | 96,402 | 86,703 |
| Basic earnings per common share | | | |
| As reported | **1.56** | 1.30 | 1.14 |
| Pro forma under SFAS 123 | **1.49** | 1.24 | 1.10 |
| Diluted earnings per common share | | | |
| As reported | **1.54** | 1.29 | 1.13 |
| Pro forma under SFAS 123 | **1.46** | 1.23 | 1.09 |

## Notes to Consolidated Financial Statements

### Note 11 - Income Taxes

The components of income before income taxes are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| United States ("U.S.") | $136,135 | $120,149 | $111,038 |
| Foreign | 48,992 | 31,647 | 26,981 |
| | $185,127 | $151,796 | $138,019 |

The components of the provision for income taxes are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| Current: | | | |
| U.S. federal | $44,237 | $34,291 | $33,813 |
| U.S. state | 1,331 | 1,330 | 1,497 |
| Foreign | 11,612 | 10,910 | 11,252 |
| Total | 57,180 | 46,531 | 46,562 |
| Deferred: | | | |
| U.S. federal | 13,813 | 7,356 | (1,943) |
| U.S. state | 1,141 | 669 | (274) |
| Foreign | (8,503) | (3,776) | 3,811 |
| Total | 6,451 | 4,249 | 1,594 |
| | $63,631 | $50,780 | $48,156 |

The reconciliation of the U.S. federal statutory tax rate to the effective rate is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Statutory federal income tax rate | **35.0%** | 35.0% | 35.0% |
| Effect of: | | | |
| State income taxes, net of federal benefit | **0.9** | 0.9 | 0.6 |
| Nondeductible amortization of goodwill | **1.0** | 1.2 | 1.4 |
| Foreign earnings at various rates | **(2.7)** | (2.3) | 1.5 |
| Foreign tax credit | **(0.8)** | (0.5) | (5.0) |
| Foreign losses with no tax benefit | **0.5** | 0.8 | 0.9 |
| Extraterritorial income | **(0.9)** | (1.0) | (1.0) |
| Tax exempt income | **—** | (0.7) | — |
| Other | **1.4** | 0.1 | 1.5 |
| Effective income tax rate | **34.4%** | 33.5% | 34.9% |

The tax effect of temporary differences giving rise to deferred tax assets and liabilities are as follows:

| | **December 31, 2001** | | December 31, 2000 | |
|---|---|---|---|---|
| | **Current Asset (Liability)** | **Noncurrent Asset (Liability)** | Current Asset (Liability) | Noncurrent Asset (Liability) |
| | | *(in thousands)* | | |
| Employee benefit accruals | **$ 1,725** | **$ 7,711** | $ 1,536 | $ 5,023 |
| Product warranty accruals | **2,055** | **—** | 1,703 | — |
| Facility relocation accruals | **107** | **217** | 15 | 217 |
| Insurance premium accruals | **4,145** | **—** | 4,402 | — |
| Restructuring and other cost accruals | **3,025** | **5,602** | 168 | 14,180 |
| Differences in financial reporting and tax basis for: | | | | |
| Inventory | **5,418** | **—** | 907 | — |
| Property, plant and equipment | **—** | **(23,866)** | — | (23,107) |
| Identifiable intangible assets | **—** | **(16,151)** | — | (13,985) |
| Other | **11,105** | **(1,011)** | 5,082 | 1,378 |
| Tax loss carryforwards in foreign jurisdictions | **—** | **2,864** | — | 2,353 |
| Valuation allowance for tax loss carryforwards | **—** | **(2,864)** | — | (2,353) |
| | **$27,580** | **$(27,498)** | $13,813 | $(16,294) |

Current and noncurrent deferred tax assets and liabilities are included in the following balance sheet captions:

| | December 31, | |
|---|---|---|
| | **2001** | 2000 |
| | *(in thousands)* | |
| Prepaid expenses and other current assets | **$ 29,069** | $ 16,554 |
| Income taxes payable | **(1,489)** | (2,741) |
| Other noncurrent assets | **5,028** | 526 |
| Deferred income taxes | **(32,526)** | (16,820) |

## Notes to Consolidated Financial Statements

Certain foreign subsidiaries of the Company have tax loss carryforwards of $28.8 million at December 31, 2001, of which $7.7 million expire through 2009 and $21.1 million may be carried forward indefinitely. The tax benefit of these tax loss carryforwards has been partially offset by a valuation allowance. The valuation allowance of $2.8 million and $2.4 million at December 31, 2001 and 2000, respectively, relates to foreign tax loss carryforwards for which realizability is uncertain. The change in the valuation allowances for 2001 and 2000 results primarily from the generation of additional foreign tax loss carryforwards.

The Company has provided for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. Income taxes have not been provided on $132 million of undistributed earnings of foreign subsidiaries, which will continue to be reinvested. If remitted as dividends, these earnings could become subject to additional tax, however such repatriation is not anticipated. Any additional amount of tax is not practical to estimate, however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax payable.

## Note 12 - Benefit Plans

### Defined Contribution Plans

Substantially all of the employees of the Company and its subsidiaries are covered by government or Company-sponsored benefit plans. Total costs for Company-sponsored defined benefit, defined contribution and employee stock ownership plans amounted to $7.9 million in 2001, $5.1 million in 2000 and $5.3 million in 1999.

The DENTSPLY Employee Stock Ownership Plan ("ESOP") is a non-contributory defined contribution plan that covers substantially all of the United States based non-union employees of the Company. Contributions to the ESOP for 2001, 2000 and 1999 were $2.1 million for each year. The Company makes annual contributions to the ESOP of not less than the amounts required to service ESOP debt. In connection with the refinancing of ESOP debt in March 1994, the Company agreed to make additional cash contributions totaling at least $1.7 million through 2003. Dividends received by the ESOP on allocated shares are either reinvested in participants' accounts or passed through to Plan participants, at the participant's election. Most ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. At December 31, 2001, the ESOP held 8.2 million shares, of which 7.5 million were allocated to plan participants and 0.7 million shares were unallocated and pledged as collateral for the ESOP debt. Unallocated shares were acquired prior to December 31, 1992 and are accounted for in accordance with Statement of Position 76-3. Accordingly, all shares held by the ESOP are considered outstanding and are included in the earnings per common share computations.

The Company sponsors an employee 401(k) savings plan for its United States workforce to which enrolled participants may contribute up to IRS defined limits.

### Defined Benefit Plans

The Company maintains a number of separate contributory and non-contributory qualified defined benefit pension plans and other postretirement medical plans for certain union and salaried employee groups in the United States. Pension benefits for salaried plans are based on salary and years of service; hourly plans are based on negotiated benefits and years of service. Annual contributions to the pension plans are sufficient to satisfy legal funding requirements. Pension plan assets are held in trust and consist mainly of common stock and fixed income investments.

The Company maintains defined benefit pension plans for its employees in Germany, Japan, The Netherlands, and Switzerland. These plans provide benefits based upon age, years of service and remuneration. The German plans are unfunded book reserve plans. Other foreign plans are not significant individually or in the aggregate. Most employees and retirees outside the United States are covered by government health plans.

### Postretirement Healthcare

The plans for postretirement healthcare have no plan assets. The postretirement healthcare plan covers certain union and salaried employee groups in the United States and is contributory, with retiree contributions adjusted annually to limit the Company's contribution to $21 per month per retiree for most participants who retired after June 1, 1985. The Company also sponsors unfunded non-contributory postretirement medical plans for a limited number of union employees and their spouses and retirees of a discontinued operation.

Reconciliations of changes in the above plans' benefit obligations, fair value of assets, and statement of funded status are as follows:

| | Pension Benefits December 31, | | Other Postretirement Benefits December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | *(in thousands)* | | | |
| **Reconciliation of Benefit Obligation** | | | | |
| *Benefit obligation at beginning of year* | $ 60,781 | $ 55,227 | $ 7,552 | $ 6,756 |
| Service cost | 1,877 | 1,960 | 205 | 182 |
| Interest cost | 3,548 | 3,072 | 539 | 542 |
| Participant contributions | 813 | 60 | 391 | — |
| *Actuarial losses* | 1,561 | 4,615 | 268 | 1,163 |
| Amendments | — | 358 | — | — |
| Acquisitions | 19,540 | — | — | — |
| Effects of exchange rate changes | (3,126) | (1,922) | — | — |
| Benefits paid | (3,860) | (2,589) | (1,078) | (1,091) |
| Benefit obligation at end of year | $ 81,134 | $ 60,781 | $ 7,877 | $ 7,552 |
| **Reconciliation of Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | $ 41,183 | $ 40,204 | $ — | $ — |
| Actual return on assets | (471) | 1,498 | — | — |
| Acquisitions | 4,751 | — | — | — |
| Effects of exchange rate changes | (1,395) | (377) | — | — |
| Employer contributions | 2,327 | 1,832 | 687 | 1,091 |
| Participant contributions | 813 | 615 | 391 | — |
| Benefits paid | (3,860) | (2,589) | (1,078) | (1,091) |
| Fair value of plan assets at end of year | $ 43,348 | $ 41,183 | $ — | $ — |
| **Reconciliation of Funded Status** | | | | |
| Actuarial present value of projected benefit obligations | $ 81,134 | $ 60,781 | $ 7,877 | $ 7,552 |
| Plan assets at fair value | 43,348 | 41,183 | — | — |
| Funded status | (37,786) | (19,598) | (7,877) | (7,552) |
| Unrecognized transition obligation | 1,590 | 1,949 | — | — |
| Unrecognized prior service cost | 678 | 801 | — | — |
| Unrecognized net actuarial gain (loss) | 1,482 | (3,406) | (2,450) | (1,914) |
| Unfunded benefit obligation at end of year | $(34,036) | $(20,254) | $(10,327) | $(9,466) |

## Notes to Consolidated Financial Statements

The amounts recognized in the accompanying Consolidated Balance Sheets are as follows:

| | Pension Benefits December 31, | | Other Postretirement Benefits December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | (in thousands) | | | |
| Other noncurrent liabilities | $(43,589) | $(29,492) | $(10,327) | $(9,466) |
| Other noncurrent assets | 8,669 | 8,567 | — | — |
| Accumulated other comprehensive loss | 884 | 671 | — | — |
| Unfunded benefit obligation at end of year | $(34,036) | $(20,254) | $(10,327) | $(9,466) |

The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $43.6 million and $29.5 million at December 31, 2001 and 2000, respectively.

Components of the net periodic benefit cost for the plans are as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| | (in thousands) | | | | | |
| Service cost | $ 1,877 | $ 1,960 | $ 2,090 | $205 | $182 | $ 160 |
| Interest cost | 3,548 | 3,072 | 3,170 | 539 | 542 | 488 |
| Expected return on plan assets | (2,525) | (2,020) | (2,435) | — | — | — |
| Net amortization and deferral | 287 | (2,368) | (1,300) | (63) | 174 | (108) |
| Net periodic benefit cost | $ 3,187 | $ 644 | $ 1,525 | $681 | $898 | $ 540 |

The weighted average assumptions used in accounting for the Company's plans, principally in foreign locations, are as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| Discount rate | 4.4% | 5.7% | 5.6% | 7.3% | 7.0% | 7.5% |
| Expected return on plan assets | 5.0% | 5.7% | 5.0% | n/a | n/a | n/a |
| Rate of compensation increase | 2.5% | 3.5% | 3.0% | n/a | n/a | n/a |
| Health care cost trend | n/a | n/a | n/a | 7.0% | 7.0% | 7.0% |

Assumed health care cost trend rates have an impact on the amounts reported for postretirement benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2001:

| | Other Postretirement Benefits | |
|---|---|---|
| | 1% Increase | 1% Decrease |
| | (in thousands) | |
| Effect on total of service and interest cost components | $ 86 | $ (61) |
| Effect on postretirement benefit obligation | 804 | (327) |

## Note 13 - Restructuring and Other Costs (Income)

Restructuring and other costs (income) consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| | | *(in thousands)* | |
| Gain on pension plan termination | **$ (8,486)** | $ — | $ — |
| Gain on insurance settlement associated with fire | **(5,758)** | — | — |
| Costs related to the Oraqix agreement | **2,345** | — | — |
| Reversal of 1998 restructuring charge | **(802)** | — | — |
| Restructuring and other costs | **17,774** | 2,702 | — |
| German property settlement | **—** | (2,758) | — |
| Total restructuring and other costs (income) | **$ 5,073** | $ (56) | $ — |

The Company's subsidiary in the United Kingdom restructured its pension plans in the fourth quarter of 2001, simplifying its structure by consolidating its two separate defined contribution plans into one plan and terminating the other plan. An unallocated surplus of approximately $8.5 million existed in the terminated plan. As a result, these unallocated funds reverted back to the Company.

On January 25, 2001, a fire broke out in one the Company's Swiss manufacturing facilities. The fire caused severe damage to a building and to most of the equipment it contained. The Company has received insurance proceeds for its destroyed equipment, and it expects some additional proceeds to be received by the second quarter of 2002 to settle the building damage. These payments resulted in the Company recognizing a net gain on the disposal of the destroyed equipment of approximately $5.8 million.

As discussed in Note 3, the Company has agreed to a payment of $2.0 million to AstraZenaca related to the submission of the Oraqix product New Drug Application in the U.S., and Marketing Authorization Application in Europe. Under the terms of the agreement, the Company expensed and accrued this payment and related estimated application costs as of December 31, 2001.

In the fourth quarter of 1998, the Company recorded a restructuring charge of $42.5 million related to the discontinuance of the intra-oral camera business at the Company's New Image division located in Carlsbad, California. The charge included the write-off of certain intangible assets, including goodwill associated with the business, write-off of discontinued products, write-down of fixed assets and other assets, and severance and other costs associated with the discontinuance of the New Image division and closure of its facility. During 2001 this plan was completed and the remaining accrual balances of $0.8 million were reversed as a change in estimate.

In the fourth quarter of 2001, the Company recorded a charge of $12.3 million for restructuring and other costs. The charge included costs of $6.0 million to restructure the Company's existing operations, primarily in Germany, Japan and Brazil, as a result of the integration with Degussa Dental. The primary effect of this plan is the elimination of duplicative functions created as a result of combining the Company's operations in these countries with those of Degussa Dental. Included in this charge were severance costs of $2.1 million, lease/contract termination costs of $1.1 and other restructuring costs of $0.2 million. In addition, the Company recorded $2.6 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan will result in the elimination of approximately 160 administrative and manufacturing positions in Germany, Japan and Brazil, substantially all of which remain to be eliminated as of December 31, 2001. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2002. The remaining charge of $6.3 million involves impairment charges on intangible assets.

In the first quarter of 2001, the Company recorded a charge of $5.5 million related to reorganizing certain functions within Europe, Brazil and North America. The primary objectives of this reorganization were to consolidate duplicative functions and to improve efficiencies within these regions and are expected to contribute to future earnings. Included in this charge were severance costs of $3.1 million, lease/contract termination costs of $0.6 million and other restructuring costs of $0.8 million. These other costs are primarily for legal costs associated with the severance arrangements. In addition, the Company recorded $1.0 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan will result in the elimination of approximately 330 administrative and manufacturing positions in Brazil and Germany. At December 31, 2001, approximately 20 of these positions remain to be eliminated. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2002.

As part of combining Friadent and Degussa Dental with the Company, $14.1 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations in Germany, Brazil, the United States and Japan. These liabilities relate primarily to the elimination of duplicative functions created as a result of combining the companies. Included in this liability were severance costs of $11.9 million, lease/contract termination costs of $1.1 million and other restructuring costs of $1.1 million. This restructuring plan will result in the elimination of approximately 200 administrative and manufacturing positions in Germany, Brazil and the United States, substantially all of which remain to be eliminated as of December 31, 2001. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2002.

## Notes to Consolidated Financial Statements

The major components of these restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2001 are as follows:

| | 2001 Provisions | Amounts Recorded Through Purchase Price Accounting | Amounts Applied 2001 | Balance December 31, 2001 |
|---|---|---|---|---|
| | (in thousands) | | | |
| Severance | $ 5,270 | $11,929 | $ (1,850) | $15,349 |
| Lease/contract terminations | 1,682 | 1,071 | (563) | 2,190 |
| Other restructuring costs | 897 | 1,062 | — | 1,959 |
| Fixed asset impairment charges | 3,634 | — | (3,634) | — |
| Intangible asset impairment charges | 6,291 | — | (6,291) | — |
| | $17,774 | $14,062 | $(12,338) | $19,498 |

During the fourth quarter of 2000, the Company recorded a settlement of $2.8 million related to a claim against the German government in connection with the confiscation and subsequent sale of a property formally owned by the Company in Berlin, Germany.

In the fourth quarter of 2000, the Company recorded a charge of $2.7 million related to the reorganization of its French and Latin American businesses. The primary focus of the reorganization was the consolidation of operations in these regions in order to eliminate duplicative functions. The Company anticipates that this plan will increase operational efficiencies and contribute to future earnings. Included in this charge were severance costs of $2.3 million and other costs of $0.4 million. The restructuring will result in the elimination of approximately 40 administrative positions, mainly in France. At December 31, 2001, approximately 5 of these positions remain to be eliminated. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2002. The major components of this restructuring charge and the remaining outstanding balances follow:

| | 2000 Provision | Amounts Applied 2000 | Amounts Applied 2001 | Balance December 31, 2001 |
|---|---|---|---|---|
| | (in thousands) | | | |
| Severance | $2,299 | $(611) | $ (825) | $863 |
| Other restructuring costs | 403 | — | (403) | — |
| | $2,702 | $(611) | $(1,228) | $863 |

In the second quarter of 1998, the Company rationalized and restructured the Company's worldwide laboratory business, primarily for the closure of the Company's German tooth manufacturing facility. All major aspects of the plan were completed in 1999, except for the disposition of the property and plant located in Dreieich, Germany, which has been written-down to its estimated fair value, but which has not been sold as of December 31, 2001. The Company continues active efforts to sell this idle property.

## Note 14 - Financial Instruments and Derivatives

### Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt was $720.6 million versus its carrying value of $723.5 million as of December 31, 2001. The fair value was relatively similar to the carrying value since the fixed rate Eurobonds were effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and reflect current market rates. In addition, the face value of the Japanese yen private placement note approximates fair value as its issue date was December 28, 2001. The fixed rate Swiss franc denominated notes were the only debt instruments where the fair values were lower than the carrying values due to higher Swiss rates at December 31, 2001 versus the rates at issuance of the notes.

### Adoption of SFAS 133

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board (FASB) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. This statement, as amended, was adopted effective January 1, 2001, and as required, the Company recognized a cumulative adjustment for the change in accounting principle. This adjustment increased other current liabilities by $1.1 million and resulted in a cumulative loss, reflected in current earnings of $0.3 million ($0.2 million, net of tax), and a reduction in other comprehensive income of $0.8 million ($0.5 million, net of tax). The cumulative loss on adoption of SFAS 133 recognized in the income statement was recorded in "Other (income) expense, net" and was considered immaterial for presentation as a cumulative effect of a change in accounting principle.

### Derivative Instruments and Hedging Activities

The Company's activities expose it to a variety of market risks which primarily include the risks related to the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are monitored and managed by the Company as part of its overall risk-management program. The objective of this risk management program is to reduce the potentially adverse effects that these market risks may have on the Company's operating results.

A portion of the Company's borrowings and certain inventory purchases are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency transaction exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In addition, the Company's investments in foreign subsidiaries are denominated in foreign currencies, which creates exposures to changes in exchange rates. The Company uses debt denominated in the applicable foreign currency as a means of hedging some of this risk.

With the Company's significant level of long-term debt, changes in the interest rate environment can have a major impact on the Company's earnings, depending upon its interest rate exposure. As a result, the Company manages its interest rate exposure with the use of interest rate swaps, when appropriate, based upon market conditions.

The manufacturing of some of the Company's products requires a significant volume of commodities with potentially volatile prices. In order to limit the unanticipated earnings fluctuations from such volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs.

### Cash Flow Hedges

The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rate debt. In January 2000, the Company entered into an interest rate swap agreement with notional amounts totaling 50 million Swiss francs which converts a portion of the Company's variable rate Swiss franc financing to a fixed rate of 3.4% for a period of three years. In February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 130 million Swiss francs which converts a portion of the Company's variable rate financing to an average fixed rate of 3.3% for an average period of four years. In addition, the Company's Japanese subsidiary acquired in the Degussa Dental transaction, has an interest rate swap agreement with notional amounts totaling 70 million Japanese yen which converts a portion of its variable rate Japanese yen financing to a fixed rate of 2.9% through December 2002.

The Company selectively enters into commodity price swaps to convert variable raw material costs to fixed. In August 2000, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2001. The average fixed rate of this agreement was $5.10 per troy ounce. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement is $4.20 per troy ounce. The Company generally hedges between 33% and 67% of its projected annual silver needs.

For the year ended December 31, 2001, the Company recognized a net loss of $0.4 million in "Other expense (income), net", which represented the total ineffectiveness of all cash flow hedges.

As of December 31, 2001, $0.1 million of deferred net losses on derivative instruments recorded in accumulated other comprehensive income are expected to be reclassified to current earnings during the next twelve months. Transactions and events that are expected to occur over the next twelve months that will necessitate such a reclassification include: the sale of inventory that includes previously hedged purchases of silver and the amortization of a portion of the net deferred loss on interest rate swaps terminated as part of a swap restructuring in February 2001, which is being amortized over the remaining term of the underlying loan being hedged. The maximum term over which the Company is hedging exposures to variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is eighteen months.

### Fair Value Hedges

The Company also uses interest rate swaps to convert a portion of its fixed rate debt to variable rate debt. In addition cross currency basis swaps are used to convert debt denominated in one currency to another currency. In December 2001, the Company completed two integrated transactions where it entered into

## Notes to Consolidated Financial Statements

an interest rate swap agreement with notional amounts totalling Euro 350 million which converted its 5.75% coupon, fixed rate Eurobond financing into variable rate Euro denominated financing and it then entered into a cross currency basis swap which converted this variable based Euro denominated financing to variable based U.S. dollar financing at a current rate of 3.2%.

### Hedges of Net Investments in Foreign Operations

The Company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to the volatility in currency exchange rates. Currently, the Company uses non-derivative financial instruments (debt at the parent company level) to hedge some of this exposure. The translation gains and losses related to the net assets of the foreign subsidiaries are offset by gains and losses in the parent company's debt obligations. At December 31, 2001, the Company had Swiss franc denominated and Japanese yen denominated debt (at the parent company level) to hedge the currency exposure related to the net assets of its Swiss and Japanese subsidiaries.

For the year ended December 31, 2001, $10.9 million of net gains related to this foreign currency denominated debt were included in the Company's foreign currency translation adjustment.

### Other

As of December 31, 2001, the Company had recorded the fair value of derivative instrument assets of $2.7 million in "Prepaid expenses and other current assets" and $0.3 million in "Other noncurrent assets" on the balance sheet. The Company recorded the fair value of derivative instrument liabilities of $1.4 million in "Accounts payable" and $14.1 million in "Other noncurrent liabilities" on the balance sheet.

In accordance with SFAS 52, "Foreign Currency Translation", the Company utilizes long-term intercompany loans to eliminate foreign currency transaction exposures of certain foreign subsidiaries. Net gains or losses related to these long-term intercompany loans, those for which settlement is not planned or anticipated in the foreseeable future, are included in the Company's foreign currency translation adjustment.

### Precious Metal Lease Agreement

As of December 31, 2001, the Company leased $59.6 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded as cost of goods sold. The terms of the leases are less than one year, and the average lease rate at December 31, 2001 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and smooth the effects of commodity price volatility.

## Note 15 - Commitments and Contingencies

### Leases

The Company leases automobiles and certain office, warehouse, machinery and equipment and manufacturing facilities under non-cancelable operating leases. These leases generally require the Company to pay insurance, property taxes and other expenses related to the leased property. Total rental expense for all operating leases was $13.0 million for 2001, $10.5 million for 2000, and $10.3 million for 1999.

Rental commitments, principally for real estate (exclusive of taxes, insurance and maintenance), automobiles and office equipment amount to: $12.8 million for 2002, $9.6 million for 2003, $6.7 million for 2004, $4.0 million for 2005, $3.4 million for 2006, and $13.2 million thereafter.

### Litigation

DENTSPLY and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company believes that pending litigation to which DENTSPLY is a party will not have a material adverse effect upon its consolidated financial position or results of operations.

In June 1995, the Antitrust Division of the United States Department of Justice initiated an antitrust investigation regarding the policies and conduct undertaken by the Company's Trubyte Division with respect to the distribution of artificial teeth and related products. On January 5, 1999 the Department of Justice filed a complaint against the Company in the U.S. District Court in Wilmington, Delaware alleging that the Company's tooth distribution practices violate the antitrust laws and seeking an order for the Company to discontinue its practices. Three follow on private class action suits on behalf of dentists, laboratories and denture patients in seventeen states, respectively, who purchased Trubyte teeth or products containing Trubyte teeth, were filed and transferred to the U.S. District Court in Wilmington, Delaware. The class action filed on behalf of the dentists has been dismissed by the plaintiffs. The private party suits seek damages in an unspecified amount. The Company filed motions for summary judgment in all of the above cases, which were argued to the court in December 2000. The Court denied the Company's motion for summary judgment regarding the Department of Justice action, granted the motion on the lack of standing of the patient class action and granted the motion on the lack of standing of the laboratory class action to pursue damage claims. In an attempt to avoid the effect of the Court's ruling, the attorneys for the laboratory class action filed a new complaint naming DENTSPLY and its dealers as co-conspirators with respect to DENTSPLY's distribution policy. The Company filed a motion to dismiss this re-filed complaint. The Court again granted DENTSPLY's motion on the lack of standing of the laboratory class action to pursue damage claims. The attorneys for the patient class have also filed a new action to avoid the effect of the Court's ruling. This action is filed in the U.S. District Court in Delaware. Four private party class actions on behalf of indirect purchasers were filed in California state court. These cases are based on allegations similar to those in the Department of Justice case. In response to the Company's motion, these cases have been consolidated in one Judicial District in Los Angeles. It is the Company's position that the conduct and activities of the Trubyte division do not violate the antitrust laws.

### Other

The Company has no material non-cancelable purchase commitments.

The Company has employment agreements with its executive officers. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. If all of the employees under contract were to be terminated by the Company without cause (as defined), the Company's liability would be approximately $10.1 million at December 31, 2001.

## Note 16 - Subsequent Events

On December 12, 2001, the Board of Directors approved a three-for-two split of the Company's common stock. The stock split was effective January 31, 2002. The effect of the stock split has been recognized retroactively in the stockholders' equity accounts on the balance sheets as of December 31, 2001 and in all share and per share data in the accompanying financial statements and notes to financial statements. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par to the common stock account.

## Note 17 - Quarterly Financial Information (Unaudited)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total Year |
|---|---|---|---|---|---|
| | *(in thousands, except per share amounts)* | | | | |
| **2001** | | | | | |
| **Net sales** | **$245,669** | **$254,635** | **$253,501** | **$375,289** | **$1,129,094** |
| **Gross profit** | **129,814** | **133,727** | **132,385** | **173,745** | **569,671** |
| **Operating income** | **34,921** | **44,336** | **44,410** | **54,696** | **178,363** |
| **Net income** | **34,326** | **27,404** | **25,919** | **33,847** | **121,496** |
| **Earnings per common share-basic** | **$ 0.44** | **$ 0.36** | **$ 0.33** | **$ 0.43** | **$ 1.56** |
| **Earnings per common share-diluted** | **0.44** | **0.34** | **0.33** | **0.43** | **1.54** |
| **Cash dividends declared per common share** | **0.04583** | **0.04583** | **0.04583** | **0.04584** | **0.18333** |
| 2000 | | | | | |
| Net sales | $213,956 | $224,788 | $216,699 | $234,353 | $ 889,796 |
| Gross profit | 110,475 | 118,431 | 112,260 | 122,428 | 463,594 |
| Operating income | 36,740 | 39,731 | 38,137 | 49,308 | 163,916 |
| Net income | 22,193 | 24,627 | 23,335 | 30,861 | 101,016 |
| Earnings per common share-basic | $ 0.28 | $ 0.32 | $ 0.30 | $ 0.40 | $ 1.30 |
| Earnings per common share-diluted | 0.28 | 0.32 | 0.29 | 0.40 | 1.29 |
| Cash dividends declared per common share | 0.04167 | 0.04167 | 0.04167 | 0.04582 | 0.17083 |

## Supplemental Stock Information

The common stock of the Company is traded on the NASDAQ National Market under the symbol "XRAY". The following table sets forth high, low and closing sale prices of the Company's common stock for the periods indicated as reported on the NASDAQ National Market:

| | Market Range of Common Stock | | Period-end Closing Price | Cash Dividend Declared |
|---|---|---|---|---|
| | High | Low | | |
| **2001** | | | | |
| First Quarter | $26.67 | $21.67 | $24.33 | $0.04583 |
| Second Quarter | 31.07 | 23.33 | 29.57 | 0.04583 |
| Third Quarter | 31.63 | 26.01 | 30.63 | 0.04583 |
| Fourth Quarter | 34.69 | 28.62 | 33.47 | 0.04584 |
| 2000 | | | | |
| First Quarter | $19.25 | $15.42 | $18.92 | $0.04167 |
| Second Quarter | 21.75 | 16.75 | 20.54 | 0.04167 |
| Third Quarter | 24.92 | 19.67 | 23.29 | 0.04167 |
| Fourth Quarter | 28.92 | 20.59 | 26.08 | 0.04582 |
| 1999 | | | | |
| First Quarter | $18.33 | $14.29 | $15.50 | $0.03750 |
| Second Quarter | 19.42 | 14.21 | 19.25 | 0.03750 |
| Third Quarter | 19.54 | 13.67 | 15.17 | 0.03750 |
| Fourth Quarter | 16.50 | 13.96 | 15.75 | 0.04167 |

All amounts reflect the 3-for-2 stock split effective January 31, 2002.

The Company estimates, based on information supplied by its transfer agent, that there are approximately 26,500 holders of common stock, including 456 holders of record.

## Worldwide Directory

### Argentina

**DENTSPLY Argentina**
General Enrique Martinez 657/61
1426 Buenos Aires
54 11 4555 0808

### Australia

**DENTSPLY Australia**
204-206 Gipps Street
Abbotsford, Victoria 3067
61 3 9278 8200

The Lakes Business Park
339 Pacific Hwy
Crows Nest, New South Wales 2065
61 2 9957 2555

Unit 5, 10 Hudson Road
Albion, Queensland 4010
61 7 3262 3296

134 Charles Street
West Perth, Western Australia 6005
61 8 9227 6772

### Austria

**DENTSPLY Degussa GmbH**
Liesinger Flur-Gasse 2c
1235 Vienna
43 1863 91 0

### Belgium

**DENTSPLY Friadent**
Industiezone "Blauwesteen"
Heideldekens 20
B-2550 Konlich
32 3458 4171

### Brazil

**DENTSPLY Brazil**
**DENTSPLY Latin America**
Av. Ataulfo de Paiva, 1351 / 3rd & 4th Floors
Leblon
22440-031 Rio de Janeiro, RJ
55 21 3205 9800

Rua Alice Hervê, 86
Bingen
25665-010 Petrópolis, RJ
55 24 2233 1800

**DENTSPLY Degussa**
Alameda Campinas, 579 / 5o.andar
Cerqueira Cesar
01404-000 Sao Paulo
55 11 3146 4100

Rua Igarapava, 436
Jardim Alpino
15810-255 Catanduva, SP
55 17 531 2300

**DENTSPLY Friadent**
Rua Indiana 35 - Brooklin Paulista
04562-000 Sao Paulo, SP
55 11 241 4500

**DENTSPLY Herpo**
Rua Domingos José Martins, 398
Vale do Bonsucesso
25725-110 Petrópolis, RJ
55 24 221 2334

### Canada

**DENTSPLY Canada**
161 Vinyl Court
Woodbridge, Ont. L4L 4A3
(905) 851-6060

### Chile

**DENTSPLY Chile**
Cordillera 331
Flex D-Modulo 12
Quilicura, Santiago
562 739 1611

### China

**DENTSPLY Asia**
23/F Gee Chang Hong Centre
65 Wong Chuk Hang Road
Aberdeen, Hong Kong SAR
852 2870 0336

**DENTSPLY China**
1/F Block C
TEDA International Incubator Centre
No. 5 Avenue, TEDA 300457
Tianjin
86 22 2529 0848

10/D, Hengji Building
99 Huai Hai Dong Road
Shanghai 200021
82 21 6385 3353

Room 618, Yi Dong Bldg.
No. 301-303 Huan Shi Zhong Rd.
Guangzhou 510091
86 20 8350 1570

Room 526, Yixing Building
No. 13, Guang Ming Road
Chong Wen District
100061 Beijing
86 10 6714 7415

### Colombia

**DENTSPLY Colombia**
Carrera 21 N. 84-47
Santafé de Bogotá, D.C.
571 691 7100

### Denmark

**DENTSPLY Friadent**
Industrivej 19
4000 Roskilde
45 4675 0032

### England

**DENTSPLY Ash Instruments**
Pennycross Close
Beacon Park
Plymouth PL2 3NY
44 1752 709751

**DENTSPLY United Kingdom**
**DENTSPLY Middle East/**
**African Export/CIS Export Division**
Hamm Moor Lane
Addlestone
Weybridge
Surrey KT15 2SE
44 1932 853422

### France

**DENTSPLY Austenal**
3 Rue Michelet
94853 Ivry Sur-Seine Cedex
33 1 4521 5690

**DENTSPLY Friadent**
Z.A. de la Grande Borne
Darvault
77140 Nemours
33 16 055 5545

**DENTSPLY France**
**DENTSPLY Simfra**
**DENTSPLY Laboratoire SPAD**
17, rue Michael Faraday
78180 Montigny-le-Bretonneux
33 1 30 14 7777

### Germany

**DENTSPLY Austenal**
Emil Hoffmann Strasse la
50996 Koln
49 2236 3993 60

**DENTSPLY Bios Dental GmbH**
Bürgermeister-Otto-Knapp-Str. 45
49163 Bohmte
49 5471 8070

## Worldwide Directory

**DENTSPLY Degussa GmbH**
Rodenbacher Chaussee 4
63457 Hanau-Wolfgang
49 6181 5950

**DENTSPLY Elephant Dental GmbH**
Dieselstrasse 89a
63165 Mühlheim/Main
49 6108 978730

**DENTSPLY Friadent GmbH**
Steinzeugsstrasse 50
D-68229 Mannheim
49 6214860

**DENTSPLY Gendex**
ZN der DENTSPLY DeTrey GmbH
Albert - Einstein - Ring 13
22761 Hamburg
49 4089 9688

**DENTSPLY GmbH**
Eisenbahnstrasse 180
D-63303 Dreieich
49 6103 6070

**DENTSPLY GmbH**
DeTrey Strasse 1
D-78467 Konstanz
49 7531 5830

**DENTSPLY Vereinigte**
Dentalwerke (VDW) GmbH
Bayerwaldstr. 15
81737 Munich
49 8962 7340

### India

**DENTSPLY India**
W-86, Lower Ground Fl.
Greater Kailash - II
New Delhi 110048
91 11 647 6040

No. 890, 7th Main, 4th Cross
HAL 2nd Stage
Indiranagar
Bangalore 560 008
91 80 526 2735

Flat #201, Tej Mahan Apartments
J.B.Nagar, Andheri (East)
Mumbai 400 059
91 22 820 3285

Plot #294, Udyog Vihar
Phase II
Gurgaon 122 016
Haryana
91 124 345 333

### Indonesia

**DENTSPLY Indonesia**
Kompleks Ruko Red Top No. D7
Jl. Pecenongan Raya 72
10120 Jakarta
62 21 3441065

### Italy

**DENTSPLY Anesthetics S.a.r.l.**
**DENTSPLY Italia**
via A. Cavaglieri, 26
I-00173 Rome
39 6 726 4031

**DENTSPLY Gendex Italia**
Via A. Manzoni 44
20095 Cusano Milan
39 02 61 80081

### Japan

**DENTSPLY-Sankin K.K.**
Yushima Building
14-9, 3 chome
Bunkyo-ku
Tokyo 113-0034
81 3 3836 9929

1382-11 Shimoishigami
Ohtawara, Tochigi Pref.
81 2 8729 2221

### Korea

**DENTSPLY Korea**
1/F, Hyun Woo Bldg.
#459-5 Dogok-dong
Kangnam-ku, Seoul
82 2 577 3797

### Mexico

**DENTSPLY Mexico**
Calzada Vallejo No. 846
Col. Industrial Vallejo
02300 Mexico, D.F.
525 587-6488

### Netherlands

**DENTSPLY Degussa Dental Benelux**
Ronde Tocht 44
NL-1507 CK-Zaandam
31 75 6125929

**DENTSPLY Elephant Dental B.V.**
Verlengde Ladeweg 10
1628 PM Hoorn
31 229 259 000

### New Zealand

**DENTSPLY New Zealand**
110 Mount Eden Road
Mount Eden, New Zealand
64 9 638 8940

### Philippines

**DENTSPLY Philippines**
3/F Trans-Phil House
1177 Chino Roces Avenue
cor. Bagtikan Street
1203 Makati City
63 2 890 7643

### Puerto Rico

**DENTSPLY Ceramco**
183 State Road
Las Piedras
Puerto Rico 00671-9738
(787) 733-8303

### Russia

**DENTSPLY Russia**
Kozhevnicheskaya Street 10/2
6th Floor
Moscow 113114
7 095 235 3602

### Saudi Arabia

**DENTSPLY Saudi Arabia**
Sales Office
P O Box 6589
Palestine Street
Noura Building, Apt. 33
Jeddah 21452
9662 663 8153

### South Africa

**DENTSPLY South Africa**
197 Biggarsberg Road
Glenvista 2058 Ext. 6
27 11 432 3390

## Spain

**DENTSPLY DeTrey Iberia**
Avda. De Burgos
39 2° iZq
28036 Madrid-España
34 913 833 728

## Sweden

**DENTSPLY Friadent**
Jörgen Kocksgatan 9
21120 Malmö
46 4024 3370

## Switzerland

**DENTSPLY Anesthetics S.a.r.l.**
**DENTSPLY Maillefer**
Maillefer Instruments Holding SA
CH-1338 Ballaigues
41 21 843 9292

**DENTSPLY Friadent**
Schloss-Strasse 15
2560 Nidau
41 32 331 2355

**DENTSPLY Switzerland**
Zweigniederlassung Baar
Oberdorfstrasse 11
CH-6342 Baar
41 41 766 2066

## Taiwan

**DENTSPLY Taiwan**
7-11, 351 Sec 2
Chung Shan Road
Chung Ho, Taipei County
Taiwan, ROC
886 2 2223 7777

## Thailand

**DENTSPLY Thailand**
23rd Floor Panjathani Tower
127/28 Ratchadapisek Road
Chongnonsee, Yannawa
Bangkok 10120
662 295 3744

## Turkey

**DENTSPLY Turkey**
Sales Office
Kore Sehitleri Cad
Cizak Han No. 33/2
80300 Zincirlikuyu
Istanbul
90 212 211 3935

## United States

**DENTSPLY International**
**DENTSPLY Trubyte**
570 W. College Avenue
P. O. Box 872
York, PA 17405-0872
(717) 845-7511

**DENTSPLY Austenal**
5101 South Keeler Avenue
Chicago, IL 60632-4205
(773) 735-0600

**DENTSPLY Caulk**
38 West Clarke Avenue
Milford, DE 19963-0359
(302) 422-4511

**DENTSPLY Ceramco**
Six Terri Lane, Suite 100
Burlington, NJ 08016
(609) 386-8900

**DENTSPLY CeraMed**
12860 West Cedar Drive
Suites 108-110
Lakewood, CO 80228-1965
(303) 985-0800

**DENTSPLY Endodontics**
**DENTSPLY Tulsa Dental Products**
**DENTSPLY Maillefer North America**
**DENTSPLY Dental Manufacturing (UDM)**
5001 East 68th Street
Tulsa, OK 74136
(918) 493-6598

3111 Hanover Road
Johnson City, TN 37604
(423) 282-1453

**DENTSPLY Friadent**
16261 Laguna Canyon Road
Suite No. 100
Irvine, CA 92618
(949) 753-0554

**DENTSPLY GAC**
185 Oval Drive
Islandia, NY 11749
(631) 582-5700

**DENTSPLY Gendex**
901 West Oakton Street
Des Plaines, IL 60018
(847) 640-4800

**DENTSPLY MPL Technologies**
9400 King Street
Franklin Park, IL 60131
(847) 678-7555

**DENTSPLY NeyTech**
13553 Calimesa Boulevard
Yucapi, CA 92399
(909) 795-2461

**DENTSPLY Pharmaceutical**
3427 Concord Road
York, PA 17402
(717) 757-0200

**DENTSPLY Professional**
901 West Oakton Street
Des Plaines, IL 60018
(847) 767-8500

1301 Smile Way
York, PA 17404
(717) 767-8500

**DENTSPLY R&R**
3535 Briarfield Boulevard
Maumee, OH 43537
(419) 865-9497

520 Illinois Avenue
Maumee, OH 43537
(419) 893-5672

2337 South Yates Avenue
Los Angeles, CA 90040
(213) 723-5838

**DENTSPLY Rinn**
1212 Abbott Drive
Elgin, IL 60123-1819
(847) 742-1115

## Vietnam

**DENTSPLY Vietnam**
4th Fl.
6 Phung Khac Khoan Street
District 1
Ho Chi Minh City
84 8 823 8116

# Directors and Officers

## Board of Directors

**John C. Miles II**
Chairman of the Board and
Chief Executive Officer
Age 60, Director since 1990

**Michael C. Alfano, D.M.D., Ph.D.**
Dean of the College of Dentistry
New York University
Age 54, Director since 2001

**Burton C. Borgelt**
Retired, Former Chairman and Chief Executive Officer
DENTSPLY International Inc.
Age 69, Director since 1981

**Douglas K. Chapman**
Former Chairman and Chief Executive Officer
Acco World Corporation
Age 74, Director since 1983

**Paula H. Cholmondeley**
Vice President and General Manager
Specialty Products
Sappi Fine Paper
Age 54, Director since 2001

**Michael J. Coleman**
President, Cape Publications and Publisher
FLORIDA TODAY
President, South Regional Newspaper Group
Gannett Company, Inc.
Age 58, Director since 1991

**C. Frederick Fetterolf**
Former President and Chief Operating Officer
Alcoa
Age 73, Director since 1995

**William F. Hecht**
Chairman, President and Chief Executive Officer
PPL Corporation
Age 59, Director since 2001

**Leslie A. Jones**
Retired, Former Chairman and Senior Vice President
DENTSPLY International Inc.
Age 62, Director since 1983

**Gary K. Kunkle, Jr.**
President and Chief Operating Officer
Age 55, Director since 2002

**Betty Jane Scheihing**
Senior Vice President
Office of the President
Arrow Electronics, Inc.
Age 53, Director since 2001

**Edgar H. Schollmaier**
Former Chairman
Alcon Laboratories, Inc.
Age 68, Director since 1996

**W. Keith Smith**
Retired Vice Chairman
Mellon Bank
Age 67, Director since 1991

## Board Committees

**Executive Committee**
John C. Miles *
Burton C. Borgelt
Douglas K. Chapman
Leslie A. Jones

**Audit and Information Technology Committee**
Edgar H. Schollmaier *
Douglas K. Chapman
Paula H. Cholmondeley
William F. Hecht
Leslie A. Jones

**Board Governance Committee**
Leslie A. Jones *
John C. Miles II
W. Keith Smith

**Human Resources Committee**
Michael J. Coleman *
Michael C. Alfano, D.M.D., Ph.D.
Burton C. Borgelt
C. Frederick Fetterolf
Betty Jane Scheihing
W. Keith Smith

**Stock Option Sub-Committee**
Michael J. Coleman *
Michael C. Alfano, D.M.D., Ph.D.
C. Frederick Fetterolf
Betty Jane Scheihing
W. Keith Smith

** Denotes Chairman*

## Officers

**John C. Miles II**
Chairman of the Board and
Chief Executive Officer

**Gary K. Kunkle, Jr.**
President and
Chief Operating Officer

**William R. Jellison**
Senior Vice President and
Chief Financial Officer

**Rudolf Lehner**
Senior Vice President

**J. Henrik Roos**
Senior Vice President

**W. William Weston**
Senior Vice President

**Thomas L. Whiting**
Senior Vice President

**Brian M. Addison**
Vice President, Secretary and
General Counsel

**Steven R. Jefferies, D.D.S.**
Vice President, Product Development

**George R. Rhodes**
Vice President, Professional Relations
and Corporate Communications

**Timothy S. Warady**
Vice President, Corporate Controller

**Glenn K. Weingarth**
Vice President, Human Resources

**William E. Reardon**
Treasurer

**Corporate Headquarters**
DENTSPLY International Inc.
570 West College Avenue
P. O. Box 872
York, PA 17405-0872
Phone 717-845-7511
Fax 717-849-4762

**Independent Accountants**
PricewaterhouseCoopers, LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

**Stock Listing**
NASDAQ's National Market
Symbol - XRAY

**Annual Meeting**
The 2002 Annual Meeting will be held on Wednesday, May 22 at 9:30 AM at:
DENTSPLY International Inc.
570 West College Avenue
York, PA 17405-0872

**Investor Relations, Form 10-K and Other Information**
If you would like to receive our Investor Package, or a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission, or be placed on the Company's mailing list, please contact:

DENTSPLY International Inc.
Attention: Investor Relations Department
570 West College Avenue
P.O. Box 872
York, PA 17405-0872
Phone 717-849-4269
Fax 717-849-4487
Email investor@dentsply.com

**Trademarks**
All brand names used in this Report are owned or licensed trademarks of DENTSPLY International Inc., or its subsidiaries.

**Transfer Agent and Registrar**
If your stock certificate is lost, stolen or destroyed, or if you change your address, please contact the Shareholder Services Department at:

COMPUTERSHARE INVESTOR SERVICES, LLC
2 North LaSalle Street
P.O. Box 2388
Chicago, IL 60690-2388
Phone 312-588-4991
Fax 312-601-4343

**Web site**
www.dentsply.com

Certain statements made in this Annual Report, including, without limitation, statements regarding future sales and development of products and markets, may be deemed to be forward-looking statements that involve risks and uncertainties. Such statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and should be read in conjunction with prior descriptions of risk factors by the Company, including specifically, the risk factors discussed within the Company's Annual Report on Form 10-K for the year ended December 31, 2001. Such factors could cause actual results to differ materially from those expressed in any forward-looking statements contained in this Annual Report.

First in Dentistry

DENTSPLY INTERNATIONAL

**DENTSPLY International**
570 West College Avenue
P.O. Box 872
York, PA 17405-0872
(717) 845-7511
www.dentsply.com